UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________

FORM 6-K
__________________________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

March 2010
Date of Report (Date of Earliest Event Reported)
__________________________

Embotelladora Andina S.A.
(Exact name of registrant as specified in its charter)
Andina Bottling Company, Inc.
(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4
Las Condes
Santiago, Chile
(Address of principal executive office)
__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

(Translation of a report originally issued in Spanish – see Note 2)

CONSOLIDATED FINANCIAL STATEMENTS
EMBOTELLADORA ANDINA S.A.
As of December 31, 2009

CONTENTS

Report of Independent Auditors
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements
      Analysis of Results for the Fourth Quarter of 2009 and Year ended December 31, 2009
      Material Events

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
R$	-	Brazilian reais
ThR$	-	Thousands of Brazilian reais
AR$	-	Argentine pesos
ThAR$	-	Thousands of Argentine pesos
UF	-	Unidades de Fomento (An inflation indexed, Chilean peso denominated monetary unit. The UF rate is set daily in advance, based on the change in the consumer price index of the previous month.)

(Translation of a report originally issued in Spanish – see Note 2)

REPORT OF INDEPENDENT AUDITORS
Ernst & Young Ltda.
Id. N° 77.802.430-6

Santiago, January 26, 2010

To the Chairman of the Board, Directors and Shareholders
Embotelladora Andina S.A.

We have audited the accompanying consolidated balance sheets of Embotelladora Andina S.A. (“the Company”) and its subsidiaries, as of December 31, 2009, and the related consolidated statements of income and of cash flows for the year then ended. These financial statements are the responsibility of Company management. Our responsibility is to express an opinion on these financial statements based on our audit. Other auditors, who issued their report without any observations on January 27, 2009, reviewed the Consolidated Financial Statements of Embotelladora Andina S.A. and its subsidiaries for the year ended December 31, 2008. The analysis of the financial results and relevant facts attached are not part of these financial statements, and therefore this report does not relate to them.

We conducted our audit in accordance with generally accepted auditing standards in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Company management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements as of December 31, 2009 present fairly, in all material respects, the financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2009 and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles in Chile.

As indicated in Note 35 the Company will adopt International Financial Reporting Standards (“IFRS”) beginning January 1, 2010.

Víctor Zamora Q.
Id No. 7.446.815-2

Consolidated Balance Sheets
(Figures in ThCh$ as of December 31, 2009)
(Translation of a report originally issued in Spanish – see Note 2)

CONSOLIDATED BALANCE SHEETS
	As of
ASSETS	December 31,
	2009	2008
CURRENT ASSETS	ThCh$	ThCh$
Cash	20,217,244	20,725,965
Time deposits	96,377,995	79,841,888
Marketable securities (net)	18,541,092	25,676,642
Trade accounts receivable (net)	53,698,650	45,571,697
Notes receivable (net)	13,975,488	13,791,974
Other receivables (net)	11,194,554	12,911,477
Notes and accounts receivable from related companies	1,051,015	1,686,892
Inventories (net)	36,222,020	30,153,113
Recoverable taxes	4,254,255	5,802,226
Prepaid expenses	2,793,157	2,379,830
Deferred income taxes	2,573,818	3,546,792
Other current assets	10,076,161	6,686,960
TOTAL CURRENT ASSETS	270,975,449	248,775,456

PROPERTY, PLANT & EQUIPMENT
Land	18,356,668	19,866,217
Buildings & improvements	113,806,749	120,742,853
Machinery and equipment	270,383,074	290,480,475
Other property, plant & equipment	261,202,767	275,611,681
Technical reappraisal of property, plant & equipment	2,349,325	2,349,325
Depreciation	(461,601,328)	(490,519,058)
TOTAL PROPERTY, PLANT & EQUIPMENT	204,497,255	218,531,493

OTHER ASSETS
Investments in related companies	31,165,243	30,594,472
Investments in other companies	134,650	127,856
Goodwill	46,093,855	63,767,882
Long-term receivables	5,819,796	19,405
Long-term notes and accounts receivable from related companies	37,869	33,920
Intangibles	651,230	355,598
Amortization	(173,999)	(195,580)
Others	26,051,144	23,422,434
TOTAL OTHER ASSETS	109,779,788	118,125,987
TOTAL ASSETS	585,252,492	585,432,936

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

Consolidated Balance Sheets
(Figures in ThCh$ as of December 31, 2009)
(Translation of a report originally issued in Spanish – see Note 2)

	As of
	December 31,
LIABILITIES AND SHAREHOLDERS' EQUITY	2009	2008
	ThCh$	ThCh$
Short-term bank liabilities	373,178	5,685,778
Current portion of long-term bank liabilities	242,259	221,205
Current portion of bonds payable	3,117,629	1,707,460
Dividends payable	5,800,444	5,624,230
Accounts payable	63,211,417	61,404,215
Other creditors	5,495,421	4,627,586
Notes and accounts payable to related companies	13,758,172	16,148,401
Provisions	3,323,356	3,698,203
Withholdings	26,536,006	22,895,075
Income taxes payable	5,421,349	3,846,513
Unearned income	4,316	28,778
Other current liabilities	-	1,215,138
TOTAL CURRENT LIABILITIES	127,283,547	127,102,582

Long-term bank liabilities	200,572	403,943
Bonds payable	73,484,258	76,254,892
Other creditors	6,720	53,753
Long-term notes and accounts payable to related companies	2,565,767	3,065,189
Provisions	15,368,396	16,368,238
Deferred income taxes	18,487,127	11,178,579
Other long-term liabilities	11,267,167	12,709,517
TOTAL LONG-TERM LIABILITIES	121,380,007	120,034,111
Minority interest	10,432	11,359

Paid-in capital	230,892,178	230,892,178
Other reserves	(17,510,850)	8,846,885
Retained earnings	53,076,427	22,668,115
Net income for the period	86,918,333	92,654,729
Interim dividends	(16,797,582)	(16,777,023)
TOTAL SHAREHOLDERS’ EQUITY	336,578,506	338,284,884
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	585,252,492	585,432,936

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

Consolidated Statements of Income
(Figures in ThCh$ as of December 31, 2009)
(Translation of a report originally issued in Spanish – see Note 2)

	For the years ended
	December 31,
	2009	2008
	ThCh$	ThCh$

Net sales	743,115,988	822,570,900
Cost of sales	(413,356,479)	(454,966,815)
Gross margin	329,759,509	367,604,085
Administrative and selling expenses	(199,698,228)	(232,146,150)
OPERATING INCOME	130,061,281	135,457,935

Interest income	5,418,767	11,602,468
Equity in earnings of equity investments	1,853,268	1,912,005
Other non-operating income	9,593,979	6,169,882
Equity in losses of equity investments	-	(100,822)
Amortization of goodwill	(6,094,120)	(7,437,058)
Interest expenses	(7,897,359)	(26,940,298)
Other non-operating expenses	(5,331,956)	(16,051,004)
Price-level restatement	546,494	(2,035,746)
Foreign exchange gains	(8,864,168)	14,691,242
NON OPERATING INCOME AND EXPENSE	(10,775,095)	(18,189,331)

Income before income taxes and extraordinary items	119,286,186	117,268,604
Income tax expense	(32,365,904)	(24,611,862)
Income before minority interest	86,920,282	92,656,742
Minority interest	(1,949)	(2,013)
NET INCOME FOR THE YEAR	86,918,333	92,654,729

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
(Figures in ThCh$ as of December 31, 2009)
(Translation of a report originally issued in Spanish – see Note 2)

	For the years ended
	December 31,
	2009	2008
	ThCh$	ThCh$

Collection of trade receivables	1,030,740,956	1,156,785,529
Interest income received	915,827	32,187,950
Dividends received	1,987,500	2,550,459
Other income received	85,804	80,606
Payments to suppliers and personnel	(752,954,479)	(832,096,983)
Interest paid	(8,719,041)	(22,026,968)
Income taxes paid	(25,639,527)	(29,906,898)
VAT and other tax payments	(124,365,400)	(152,394,002)
NET CASH PROVIDED BY OPERATING ACTIVITIES	122,051,640	155,179,693

Borrowings	18,076,402	81,384,451
Dividend distribution	(62,146,430)	(71,815,191)
Loan payments	(22,143,823)	(80,290,091)
Bond payments	(1,317,843)	(6,750,420)
NET CASH USED IN FINANCING ACTIVITIES	(67,531,694)	(77,471,251)

Proceeds from sales of property, plant and equipment	434,848	740,224
Proceeds from sales of other investments	-	1,035,856
Collection of other loans to related companies	239,381	-
Additions to property, plant & equipment	(49,762,563)	(65,068,289)
Permanent investments	(904,924)	(1,495,503)
Investments in financial instruments	(21,904,527)	(7,311,988)
Other loans to related companies	(238,665)	-
Other investment disbursements	-	(1,166,766)
NET CASH USED IN INVESTMENT ACTIVITIES	(72,136,450)	(73,266,466)

TOTAL NET CASH FOR THE YEAR	(17,616,504)	4,441,976
Effect of inflation on cash and cash equivalents	3,814,675	(7,267,547)
Net decrease in cash and cash equivalents	(13,801,829)	(2,825,571)
Cash and cash equivalents at beginning of year	126,246,838	129,072,409
Cash and cash equivalents at end of year	112,445,009	126,246,838

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

Reconciliation of  Net Income and Net Cash Flows
Provided by Operating Activities
(Figures in ThCh$ as of December 31, 2009)
(Translation of a report originally issued in Spanish – see Note 2)

	For the years ended
	December 31,
	2009	2008
	ThCh$	ThCh$

Net Income	86,918,333	92,654,729
Income on sale of assets:	(297,477)	(301,804)
Gain on sale of property, plant and equipment	(296,775)	(268,438)
Gain on sale of other assets	(702)	(33,366)

Charges (credits) to net income that do not represent cash flows	41,265,606	37,482,912
Depreciation	30,852,043	36,909,135
Amortization of intangibles	14,500	285,245
Write-offs and provisions	3,150,736	918,093
Equity in earnings of equity investments	(1,853,268)	(1,912,005)
Equity in losses of equity investments	-	100,822
Amortization of goodwill	6,094,120	7,437,058
Price-level restatement	(546,494)	2,035,746
Foreign exchange losses, net	8,864,168	(14,691,242)
Other credits to income that do not represent cash flows	(5,371,504)	-
Other charges to income that do not represent cash flows	61,305	6,400,060

Changes in operating assets	(10,409,377)	36,044,217
Decrease in trade accounts receivable	5,755,529	14,356,783
(Increase) decrease in inventories	(10,035,573)	1,492,564
(Increase) decrease in other assets	(6,129,333)	20,194,870

Changes in operating liabilities	4,572,606	(10,702,374)
Decrease in accounts payable related to operating income	(3,692,906)	(31,022,534)
Increase (decrease) in interest payable	(3,082,694)	29,848,614
Increase (decrease) in income taxes payable	6,505,766	(16,157,750)
Decrease in other accounts payable related to non-operating income	(2,548,066)	(1,664,063)
Increase in valued added tax and other similar items	7,390,506	8,293,359
Minority interest	1,949	2,013

NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	122,051,640	155,179,693

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish - see Note 2)

Note 1 - Incorporation in the Securities Register

Embotelladora Andina S.A. was incorporated in the Securities Register under No. 00124 and, in conformity with Law 18,046 is subject to the supervision of the Chilean Superintendency of Securities and Insurance ( “SVS”).

Note 2 - Summary of Significant Accounting Principles

a)      Periods covered

The consolidated financial statements cover the period from January 1 to December 31, 2009 and are compared to the same period in 2008.

b)      Basis of preparation

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in Chile (“Chilean GAAP”), issued by the Chilean Association of Accountants, as well as with the rules and regulations of the SVS.  In the event of discrepancy, the SVS regulations will prevail.

Certain accounting practices applied by the Company that conform to Chilean GAAP may not conform to International Financial Reporting Standards (“IFRS”) or generally accepted accounting principles in the United States (“US GAAP”). For the convenience of the reader, these financial statements and their accompanying notes have been translated from Spanish to English.

c)      Basis of presentation

For comparison purposes, the figures in the prior-year financial statements have been restated by -2.3% according to the variation of the Chilean Consumer Price Index (“CPI”). In addition, some minor reclassifications have been made.

d)      Basis of consolidation

The accompanying financial statements include assets, liabilities, income, and cash flows of the Parent Company and its subsidiaries. Equity and income accounts of the Parent Company and its subsidiaries have been combined, eliminating investments and current accounts between consolidated companies, transactions between them and the unrealized income from inter-company transactions.

In addition, for proper presentation of consolidated net income, the minority shareholders’ participation in income is shown in the consolidated statements of income under Minority interest.

Holding percentages

The subsidiaries included in the consolidated financial statements and Andina’s direct and indirect holding percentages are detailed as follows:

	Ownership interest
Company name	2009		2008
	Direct	Indirect	Total	Total
Abisa Corp.	-	99.99	99.99	99.99
Andina Bottling Investments S.A.	99.90	0.09	99.99	99.99
Andina Inversiones Societarias S.A.	99.99	-	99.99	99.99
Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.99
Embotelladora del Atlantico S.A.	-	99.98	99.98	99.98
Rio de Janeiro Refrescos Ltda.	-	99.99	99.99	99.99
Servicios Multivending Ltda.	99.90	0.09	99.99	99.99
Note 2 - Summary of Significant Accounting Principles (continued)

d)           Basis of consolidation (continued)

Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.99
Vital S.A.	-	99.99	99.99	99.99
RJR Investments Corp.	-	-	-	99.99
Embotelladora Andina Chile S.A.	99.90	0.09	99.99	-

e)      Price-level restatement

The financial statements have been restated to reflect the effect of price-level changes on the purchasing power of the Chilean peso during the respective periods. Restatements have been determined on the basis of the percentage variation of the official Chilean Consumer Price Index, issued by the Chilean National Institute of Statistics, which amounted to       -2.3% for the period from December 1, 2008 to November 30, 2009 (8.9% for the same period of the previous year).

f)      Currency translation

Balances in foreign currency are considered as non-monetary items and are translated at the exchange rate prevailing at year-end. Regarding balances subject to indexation, these have been restated by the corresponding restatement index or by the agreed upon terms.

Assets and liabilities in foreign currency and Unidades de Fomento have been translated into local currency at the following year-end exchange rates:

Unidad de Fomento (UF)         Ch$20,942.88 for 2009 and Ch$21,452.57 for 2008
US dollar (US$)                          Ch$507.10 for 2009 and Ch$636.45 for 2008
Argentine peso (A$)                 Ch$133.45 for 2009 and Ch$184.32 for 2008
Brazilian real (R$)                       Ch$291.24 for 2009 and Ch$272.34 for 2008
Euro                                             Ch$726.82 for 2009 and Ch$898.81 for 2008

g)  Time deposits

Time deposits are valued at investment cost plus readjustments and accrued interest as of the end of each period.

h)      Marketable securities

Marketable securities include investments in mutual funds and investment fund quotas, valued at period-end redemption value.

i)      Inventories

The cost of raw materials includes all disbursements made in the acquisition process and deemed necessary for them to be readily available for use. The costs of finished products include all manufacturing costs. Raw materials and finished products are valued at the average weighted cost.

Provisions for obsolescence are made based on turnover of raw materials and finished products.

The stated values of inventories do not exceed their estimated net realizable value.

j)      Allowance for doubtful accounts

The allowance for doubtful accounts consists of a general provision based on the aging of accounts receivable and on a case-by-case analysis where collection is doubtful.  In the opinion of the Company’s management, the allowances are reasonable, and the net balances are recoverable.

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish - see Note 2)

k)      Property, plant and equipment

For companies incorporated in Chile, property, plant and equipment is carried at acquisition cost plus price-level restatements. For companies incorporated abroad it has been restated in terms of the variation of the US dollar according to the criteria described in Note 2n. Technical reappraisal of property, plant, and equipment, authorized by the SVS on December 31, 1979, is shown at restated value under the heading “Technical reappraisal of property, plant, and equipment.”

k)      Property, plant and equipment (continued)

Property, plant and equipment to be disposed of is valued at the lower of the net realizable value and book value. Estimated losses are reflected in the consolidated statements of income under other non-operating expenses.

l)      Depreciation

Depreciation of property, plant, and equipment is determined by the straight-line method based on the estimated useful lives of the assets.

m)      Containers

Inventories of containers, bottles and plastic containers at plants, warehouses, and with third parties are stated at cost plus price-level restatements and are included in other property, plant and equipment. Broken or damaged containers at plants and warehouses are expensed in each accounting period.

n)      Investments in unconsolidated affiliates

Investments in shares or rights in companies in which the Company has a significant holding in the investee are accounted for using the equity method. The Company’s proportionate share of net income and losses of related companies is recognized in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in foreign companies are valued in conformity with Technical Bulletin No. 64 issued by the Chilean Association of Accountants. The US dollar is the currency used to control these investments and to translate the financial statements of the foreign companies.  Assets and liabilities are translated into Chilean pesos at the year-end exchange rate, except for non-monetary assets and liabilities and shareholders’ equity which are first expressed at their equivalent value in historical US dollars. Income and expense items are first translated into US dollars at the average exchange rate during the month.

o)      Intangibles

Intangibles include franchise rights and licenses that are amortized over the terms of the contracts, which do not exceed of 20 years.

p)      Goodwill

Goodwill represents the difference between purchase cost of the shares acquired and the proportional equity value of investment on the purchase date. These differences are amortized based on the expected period of return of the investment, estimated at 20 years.

q)      Bonds payable

Bonds payable includes the placement of Yankee Bonds on the US markets and the placement of bonds in UF in Chile, which are carried at the issue rate. The difference in valuation as compared to the effective placement rate is recorded as a deferred asset. This asset is amortized using the straight-line method over the term of the respective obligations, under interest expenses.

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish - see Note 2)

r)      Income taxes and deferred income taxes

The companies have recognized its current tax obligations in conformity with current legislation. The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement

r)      Income taxes and deferred income taxes (continued)

purposes are recorded based on the enacted tax rate that will be in effect at the estimated date of reversal, in conformity with Technical Bulletin No. 60 issued by the Chilean Association of Accountants. The effects of deferred income taxes existing at the time of the enforcement of the aforementioned Bulletin, i.e. January 1, 2000, and not previously recognized, are recorded as gain or loss according to their estimated reversal period.

s)      Staff severance indemnities

The Company has recorded a liability for long-term service indemnities in accordance with the collective agreements entered into with its employees.The provision is stated at present value of the projected cost of the benefit, which is discounted at a 4.0% annual rate and a capitalization period using the staff’s expected length of service to their retirement date.

Since the year 2005, the Company maintains a withholding plan for some officers. A liability is recorded according to the guidelines of this plan.The plan entitles certain officers of the Company to receive a fixed payment in cash at a predetermined date once they have fulfilled the required years of service.

t)      Deposits for containers

Corresponds to the liabilities constituted by cash guarantees received from clients for lending bottles to them.

For those loans for placement subsequent to January 31, 2001, an expiration date of five years as from the invoice date was established. In the event the client has not returned all or a portion of the containers and/or cases, the Company may, without delay, enforce the guarantee, in whole or in part, and record that effect in its operating income.

This liability is presented in other long-term liabilities, considering that the number of new containers in circulation in the market during the year is historically greater than the number of containers returned by clients during the same period.

u)      Revenue recognition

Given the nature of its operations, the Company records revenue based on the physical delivery of finished products to its clients, based on the realization principle and in accordance with Technical Bulletin No. 70 issued by the Chilean Association of Accountants.

v)      Derivative contracts

Derivative contracts include instruments used to hedge the risk of exposure to exchange rate differences as follows:

Derivative instruments used to hedge existing items on the balance sheet are recorded at their fair values. Unrealized losses are recognized as a charge to income and gains are deferred and included in other liabilities (current or long-term). Hedge ineffectiveness is recognized in the income statement.

Derivative instruments used to hedge forecasted transactions are recorded at their market values and the changes in their values are accounted for as unrealized gains or losses. Upon contract expiration, the deferred gains and losses are recorded in the income statements.

w)      Computer software

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish - see Note 2)

Corresponds to computer packages currently in use, which have a future economic benefit, and are amortized over a period equal to their useful life.
x)      Research and development costs

Costs incurred by the Company in research and development are immaterial given the nature of the business and the strong support from The Coca-Cola Company to its bottlers.

y)      Consolidated statements of cash flows

For purposes of preparation of the statements of cash flows, in accordance with Technical Bulletin N°50 of the Chilean Association of Accountants and circular N°1,501 issued by the SVS, the Company has considered cash equivalents to be investments with fixed-income, mutual funds,   short-term time deposits (less than 90 days), agreements and financial investments maturing within 90 days.

Cash flows from operating activities include all business-related cash flows as well as interest paid, interest income and, in general, all cash flows not defined as from financial or investment activities. The operating concept used for this statement is broader than that in the Statements of Income.

z) Use of estimates

The preparation of the financial statements in accordance with Chilean GAAP requires that management carry out estimates and assumptions that affect the asset and liability figures reported and the disclosure of contingent assets and liabilities as well as income and expense figures for the period. Actual results may differ from these estimates.

Note 3 - Accounting Changes

There are no changes in the application of Chilean GAAP in relation to the previous year that could significantly affect the comparability of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish - see Note 2)

Note 4 - Marketable Securities

Time Deposits

	Balance as of December 31, 2009
Bank or financial institution	Currency	Rate	Amount
			ThCh$
Banco HSBC	Indexed Ch$	0.49%	11,336,038
Banco Santander	Indexed Ch$	2.50%	10,996,285
Banco Itaú	R$	8.45%	8,895,193
Banco Deutsche Bank	Non-indexed Ch$	0.48%	8,819,737
Banco Itaú	Indexed Ch$	1.20%	7,804,537
Banco BCI	Non-indexed Ch$	1.32%	6,619,385
Banco Estado	Indexed Ch$	0.23%	5,816,009
Banco BCI	Non-indexed Ch$	1.80%	4,735,902
Banco Santander	Indexed Ch$	2.40%	4,600,859
Banco Estado	Indexed Ch$	0.42%	4,382,178
Banco Itaú	Indexed Ch$	2.00%	4,197,177
Banco Chile	Indexed Ch$	2.70%	3,368,735
Banco Chile	Indexed Ch$	3.20%	3,050,270
Banco Itau	Indexed Ch$	1.40%	2,678,396
Banco BBVA	Indexed Ch$	1.50%	2,759,342
Banco Santander	Indexed Ch$	3.30%	1,877,662
Banco Bradesco	R$	8.43%	1,410,005
Banco BCI	Indexed Ch$	4.50%	1,249,422
Banco Estado	Indexed Ch$	3.30%	1,003,445
Banco Santander	Indexed Ch$	4.70%	729,305
Banco Votorantim	R$	8.63%	31,955
BBVA Banco Francés	AR$	10.00%	16,158
		Total	96,377,995

Time Deposits

	Balance as of December 31, 2008
Bank or financial institution	Currency	Rate	Amount
			ThCh$
Banco Santander	Indexed Ch$	2.42%	14,648,747
Banco BCI	Non-indexed Ch$	8.88%	8,588,156
Banco BCI	Non-indexed Ch$	8.88%	8,588,156
Banco BBVA	Indexed Ch$	2.90%	8,067,053
Banco BBVA	Indexed Ch$	9.50%	7,364,977
Royal Bank of Canada	US$	2.73%	7,151,757
Banco Chile	US$	3.78%	6,278,836
Banco Itaú	Indexed Ch$	6.50%	6,092,000
Banco Chile	Indexed Ch$	2.00%	5,498,403
Banco Itaú	Indexed Ch$	9.50%	3,235,295
Banco Chile	Indexed Ch$	3.40%	2,261,111
Banco Chile	Indexed Ch$	1.20%	2,036,783
Banco Votorantim	R$	13.61%	30,614
		TOTAL	79,841,888

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish - see Note 2)

Note 4 - Marketable Securities (continued)

Marketable Securities

	Accounting value for the year
	ended December 31,
	2009	2008
Type of instrument	ThCh$	ThCh$
Mutual funds	16,061,717	15,581,679
Investment funds	2,479,375	10,094,963
Total marketable securities	18,541,092	25,676,642

Mutual Funds

	Accounting value for the year
	ended December 31,
Mutual funds:	2009	2008
Financial Institution	ThCh$	ThCh$
Fondo Mutuo BBVA	2,844,000	-
Fondo Mutuo Banco Scotiabank	3,641,000	-
Fondo Mutuo BCI	2,348,000	-
Fondo Mutuo Santander	1,896,000	-
Fondo Mutuo Itaú Corporate	1,574,370	35,321
Fondo Mutuo Royal Bank of Canada	-	185,608
Fondo Mutuo Banchile	3,758,347	10,270,581
Fondo Mutuo Banco Estado	-	5,090,169
Mutual funds balance	16,061,717	15,581,679

Investment Funds

Financial Institution	2009	2008
	ThCh$	ThCh$
Citi Institutional Liquid Reserves Limited - USA	2,478,908	10,094,607
Dreyfus Global Fund Universal Liquidity Plus	467	356
Investment funds balance	2,479,375	10,094,963

Note 5 – Short and Long-Term Receivables

Almost all accounts in this heading correspond to the soft drinks category. The balance of other accounts receivable mainly corresponds to prepayment to our sugar suppliers.

	CURRENT							Long-term
	Up to 90 days		More than 90 days up to 1 year		Subtotal	Total current (net)		For the year ended December 31,
	2009	2008	2009	2008	2009	2009	2008	2009	2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables	53,941,206	45,421,960	733,673	149,737	54,674,879	53,698,650	45,571,697	-	-
Allowance for doubtful accounts	-	-	-	-	(976,229)	-	-	-	-
Notes receivable	14,122,061	13,446,172	372,773	345,802	14,494,834	13,975,488	13,791,974	192,022	-
Allowance for doubtful accounts	-	-	-	-	(519,346)	-	-	-	-
Other receivables	10,221,717	12,509,659	1,166,250	401,818	11,387,967	11,194,554	12,911,477	5,627,774	19,405
Allowance for doubtful accounts	-	-	-	-	(193,413)	-	-	-	-
						Total long-term receivables		5,819,796	19,405

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish – see Note 2)

Note 6 - Balances and Transactions with Related Companies

Receivable and payable balances with related companies correspond mainly to the purchase and sale of products, carried out pursuant to conditions prevailing in the market, valued in local currency and at a term that does not exceed 45 days.

The main concepts involved are the following:

1)  Notes and accounts receivable

Embonor S.A.: Sale of products
Embotelladora Coca-Cola Polar S.A.: Sale of products
Coca-Cola de Chile S.A.: Advertising agreements
Embotelladora Iquique S.A.: Sale of products

	Short-term		Long-term
	2009	2008	2009	2008
Company	ThCh$	ThCh$	ThCh$	ThCh$
Embonor S.A.	559,884	1,304,779	-	-
Embotelladora Coca-Cola Polar S.A.	444,063	382,113	-	-
Embotelladora Iquique S.A.	47,068	-	-	-
Coca-Cola de Chile S.A.	-	-	37,869	33,920
	1,051,015	1,686,892	37,869	33,920

2) Notes and accounts payable

Coca-Cola de Chile S.A.: Concentrate purchases
Recofarma Indústrias do Amazonas Ltda.: Concentrate purchases
Envases CMF S.A.: Raw material purchases
Servicios y Productos para Bebidas Refrescantes S.R.L.: Concentrate purchases
Envases Central S.A.: Net balance corresponds to raw materials and finished products transactions
Envases del Pacífico S.A.: Raw material purchases
Embonor S.A. and Embotelladora Coca-Cola Polar S.A.:  Corresponds to unearned income expressed in UF due to commitments of sale of Vital S.A. products to those companies, which will be realized in accordance with future deliveries

Vital Aguas S.A.: Finished products purchases

	Short-term		Long-term
	2009	2008	2009	2008
Company	ThCh$	ThCh$	ThCh$	ThCh$
Coca-Cola de Chile S.A.	5,367,733	5,453,924	-	-
Recofarma Indústrias do Amazonas Ltda.	3,914,755	4,075,374	-	-
Envases CMF S.A.	1,153,607	2,431,167	-	-
Servicios y Productos para Bebidas Refrescantes S.R.L.	1,716,164	1,920,906	-	-
Envases Central S.A.	632,281	1,060,411	-	-
Envases del Pacifico S.A.	59,831	172,754	-	-
Vital Aguas S.A.	913,801	1,033,865	-	-
Embonor S.A.	-	-	2,047,047	2,438,505
Embotelladora Coca-Cola Polar S.A.	-	-	518,720	626,684
TOTAL	13,758,172	16,148,401	2,565,767	3,065,189

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish – see Note 2)

Note 6 - Balances and Transactions with Related Companies (continued)

3) Transactions with related companies

The following table includes transactions with related companies that exceed ThCh$200,000.

			December 31, 2009		December 31, 2008
			Amount	(Charge) / credit to income	Amount	(Charge) / credit to income
Company	Relationship	Transaction	ThCh$	ThCh$	ThCh$	ThCh$
Envases Central S.A	Equity investee	Purchase of finished products	18,361,212	-	16,496,288	-
-	-	Sales of raw materials and supplies	2,432,955	344,596	1,506,992	258,296
Coca-Cola de Chile S.A.	Shareholder	Concentrate purchases	79,166,075	-	54,890,291	-
-	-	Payment of advertising participation	5,734,098	(5,734,098)	3,021,897	(3,021,897)
-	-	Sale of advertising	3,627,587	-	1,701,238	-
-	-	Other sales	1,036,370	-	494,542	-
Recofarma Industrias do Amazonas Ltda.	Related shareholder	Concentrate purchases	56,859,868	-	72,425,640	-
-	-	Reimbursments and other purchases	2,118,745	-	1,564,091	-
-	-	Payment of advertising participation	11,333,220	(11,333,220)	8,146,573	(8,146,573)
Envases CMF S.A.	Equity investee	Container purchases	9,693,910	-	11,626,963	-
-	-	Dividend payment	2,000,000	-	2,637,900	-
-	-	Machinery purchases	-	-	735,712	-
Servicios y Productos para Bebidas Refrescantes	Shareholder	Concentrate purchases	35,498,256	-	35,218,858	-
Envases del Pacifico S.A.	Related shareholder	Purchase of raw materials	496,303	-	457,301	-
Embonor S.A.	Related shareholder	Sales of finished products	6,887,687	1,723,547	6,657,709	1,549,973
Embotelladora Iquique S.A.	Related shareholder	Purchase of finished products	707,819	138,319	-	-
Embotelladoras Coca-Cola Polar S.A.	Related shareholder	Sale of products	4,199,630	779,541	3,206,246	160,494
Iansagro S.A.	Common director	Sales of finished products	60,722	-	52,394	-
Vendomatica S.A.	Common director	Purchase of sugar	6,506,542	-	19,679,729	-
BBVA Administradora General de Fondos	Related shareholder	Sales of finished products	1,639,692	557,495	1,533,668	460,101
-	-	Investments in mutual funds	43,045,413	-	15,211,317	-
Vital Aguas S.A.	Equity investee	Redemption of mutual funds	40,176,629	124,832	15,211,317	79,099
		Purchase of finished products	5,415,866	-	5,386,523	-

Note 6 - Balances and Transactions with Related Companies (continued)

4)  Other transactions

Within the normal course of operations, the Company entered into an agreement in 2009 with IANSAGRO S.A., for the future supply of sugar at a fixed price for 48,000 tons of sugar to cover the Company’s needs. This agreement will expire during 2010.

At the same time, and in order to maintain a variable price of sugar, the Company signed an agreement in the London Stock Exchange for the future sale of sugar for the same amounts (tons) and expiring on the same date as the agreements mentioned in the previous paragraph, thereby these operations have been matched.

Both operations have been considered as a single operation that seeks to maintain a variable price for sugar, and therefore they have not been considered as a derivative operation.

Note 7 – Inventories

	December 31, 2009			December 31, 2008
	Gross value	Obsolescence provision	Net value	Gross value	Obsolescence provision	Net value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Raw materials	20,800,029	(150,881)	20,649,148	14,991,312	(285,710)	14,705,602
Finished products	14,467,913	(39,563)	14,428,350	12,820,074	(184,460)	12,635,614
Products in process	779,744	-	779,744	1,493,592	-	1,493,592
Raw materials in transit	364,778	-	364,778	1,318,305	-	1,318,305
Total	36,412,464	(190,444)	36,222,020	30,623,283	(470,170)	30,153,113

Note 8 - Deferred Taxes and Income Taxes

For the year ended December 31, 2009 the Company presented taxable retained earnings in the amount of ThCh$67,087,788 including profits with credit resulting from corporate income tax in the amount of ThCh$33,021,224 and profits without credit in the amount of ThCh$34,066,564. The previous period it did not present balances for this concept.

a)	Short-term and long-term deferred tax assets and liabilities are shown as net balances in the balance sheet.

	December 31, 2009				December 31, 2008
	Assets		Liabilities		Assets		Liabilities
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
Temporary differences	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts	108,120	94,194	-	-	276,138	104,910	-	-
Vacation provision	224,837	-	-	-	217,105	-	-	-
Production expenses	18,518	-	-	-	13,702	-	-	-
Depreciation of property, plant & equipment	-	-	182,251	6,601,258	-	-	224,362	6,249,147
Severance indemnities	71,685	-	5,232	29,806	76,571	-	13,018	142,288
Other	1,069,012	494,080	1,743	54,154	746,262	133,044	185	-
Provision for assets write-off	152,166	612,677	-	-	252,977	560,124	-	82,140
Provision for labor lawsuits	-	1,400,491	-	-	-	1,398,716	-	-
Tax loss carry-forwards	-	1,821	-	-	1,603,114	-	-	-
Local bond issue expenses	-	-	-	83,436	-	-	-	86,979
Contingency allowance	-	240,134	-	-	-	376,990	-	-
Provision for participation in income	1,118,706	-	-	-	598,488	-	-	-
Exchange rate difference (FRN debt-Brazil)	-	-	-	13,309,062	-	-	-	8,116,718
Unrealized earnings	-	200,786	-	-	-	230,101	-	-
Temporary difference fiscal incentives-Brazil	-	-	-	2,683,002	-	-	-	923,237
Other
Complementary accounts, net of amortization	-	-		(1,229,408)	-	-	-	(1,618,045)
Total	2,763,044	3,044,183	189,226	21,531,310	3,784,357	2,803,885	237,565	13,982,464

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish – see Note 2)

Note 8 - Deferred Taxes and Income Taxes (continued)

b) The following table contains information on income taxes at each year-end.

	December 31, 2009	December 31, 2008
	ThCh$	ThCh$
Current tax allowance	(25,202,316)	(23,538,379)
Adjustments tax expense (previous period)	(32,148)	464,364
Deferred income tax expense/effect over assets or liabilities	(7,369,187)	(318,086)
Amortization of deferred income tax asset and liability complementary accounts	(383,809)	(416,913)
Other charges or credits	621,556	(802,848)
Total	(32,365,904)	(24,611,862)

Note 9 - Other Current Assets

	December 31, 2009	December 31, 2008
	ThCh$	ThCh$
Supplies	5,815,661	5,045,413
Forward agreement effects	-	1,015,925
Short term bonds discount and placement expenses	232,978	245,814
Wells Fargo Investment Fund (restricted)	3,180,618	-
Other	846,904	379,808
Total	10,076,161	6,686,960

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish – see Note 2)

Note 10 - Property, Plant and Equipment

Property, plant and equipment consist principally of land, buildings, improvements and machinery. Machinery and equipment included production lines and supporting equipment; sugar processing and liquefaction equipment; transportation machinery, and computer equipment.  The Company has purchased insurance to cover its property, plant and equipment and inventories. These assets are geographically distributed as follows:

Chile                      :           Santiago, Puente Alto, Maipú, Renca, Rancagua, San Antonio and Rengo
Argentina                      :           Buenos Aires, Mendoza, Cordoba, and Rosario
Brazil                      :           Rio de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguaçu, Espírito Santo and Vitoria.

a) Main components of property, plant and equipment
	Balances at December 31, 2009			Balances at December 31, 2008
	Assets	Accumulated depreciation	Net property, plant and equipment	Assets	Accumulated depreciation	Net property, plant and equipment

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Land	18,356,668	-	18,356,668	19,866,217	-	19,866,217
Buildings and improvements	113,806,749	(45,445,279)	68,361,470	120,742,853	(47,333,846)	73,409,007
Machinery and equipment	270,383,074	(203,547,919)	66,835,155	290,480,475	(224,743,393)	65,737,082
Other property, plant and equipment	261,202,767	(211,883,222)	49,319,545	275,611,681	(217,726,099)	57,885,582
Technical reappraisal of property, plant & equipment	2,349,325	(724,908)	1,624,417	2,349,325	(715,720)	1,633,605
Total	666,098,583	(461,601,328)	204,497,255	709,050,551	(490,519,058)	218,531,493

b) Other property, plant and equipment
	December 31, 2009	December 31, 2008
	ThCh$	ThCh$
Containers	158,774,796	161,426,617
Refrigerating equipment, promotional items and other minor assets	61,432,739	67,379,373
Furniture and tools	8,816,782	9,522,940
Other	32,178,450	37,282,751
Total other property, plant and equipment	261,202,767	275,611,681

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish – see Note 2)

Note 10 - Property, Plant and Equipment (continued)

c) Technical reappraisal of property, plant and equipment

	Balances at December 31, 2009			Balances at December 31, 2008
	Assets	Accumulated depreciation	Net property, plant and equipment	Assets	Accumulated depreciation	Net property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Land	1,569,096	-	1,569,096	1,569,096	-	1,569,096
Buildings and improvements	219,673	(161,291)	58,382	219,673	(160,182)	59,491
Machinery and equipment	560,556	(563,617)	(3,061)	560,556	(555,538)	5,018
Total	2,349,325	(724,908)	1,624,417	2,349,325	(715,720)	1,633,605

d) Depreciation for the year

Depreciation charges for the year amounted to ThCh$30,852,043 (ThCh$36,909,135 in 2008) of which ThCh$20,757,724 (ThCh$27,143,861 in 2008) are included under operating costs and ThCh$10,094,319 (ThCh$9,765,274 in 2008) under administrative and selling expenses in the statements of income.

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish – see Note 2)

Note 11 - Investment in Unconsolidated Affiliates

1.
Investments in unconsolidated affiliates and the corresponding direct shareholding in equity, as well as the recognition of unrealized income at year-end of the respective years are detailed as follows:

Company	Country	Functional	N° of shares	Ownership interest		Equity of companies		Income (loss) for the period		Accrued income		Partic. in net income (loss)		Unrealized income (loss)		Accounting value of investment
				2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
		currency		%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Envases CMF S.A.	Chile	Ch$	28,000	50.00	50.00	37,230,175	39,007,169	2,223,006	4,360,747	286,453	1,156,368	18,615,088	19,503,585	(956,099)	(1,039,239)	17,658,989	18,464,346
Holdfab Participacoes Ltda.	Brazil	US$	1,283,158,339	12.33	14.73	55,665,891	46,934,975	8,209,637	3,683,379	1,012,084	542,634	6,862,491	6,914,414	-	-	6,862,491	6,914,414
Envases Central S.A.	Chile	Ch$	1,499,398	49.91	49.91	6,146,411	5,529,110	314,434	430,681	297,017	213,003	3,067,674	2,759,579	(257,100)	(257,100)	2,810,574	2,502,479
Kaik Participacoes Ltda	Brazil	US$	16,098,919	11.32	11.32	10,521,171	8,563,425	815,904	(671,435)	92,358	(76,005)	1,190,965	969,354	-	-	1,190,965	969,354
Vital Aguas S.A.	Chile	Ch$	-	56.50	56.50	4,676,503	3,086,511	177,655	(39,491)	165,356	(24,817)	2,642,224	1,743,879	-	-	2,642,224	1,743,879
												32,378,442	31,890,811	(1,213,199)	(1,296,339)	31,165,243	30,594,472

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish – see Note 2)

Note 11 - Investment in Unconsolidated Affiliates (continued)

The main changes occurred in the reported periods are described below:

During an Extraordinary Shareholders’ Meeting held during April 2009, Vital S.A. decided to carry out a capital increase in the amount of ThCh$1,274,284 through the issuance of 5,000 shares of which Embotelladora Andina S.A. subscribed and paid 2,825 shares equal to ThCh$720,690.

On March 23, 2009, RJR Investments Corp. was dissolved. Subsidiary Rio de Janeiro Refrescos Ltda. held 100% ownership interest in said corporation.

In June 2008, Embotelladora Andina S.A. acquired a 48% ownership interest in Embotelladoras del Sur S.A. for ThCh$753,581. Subsequent to the acquisition, Embotelladora Andina S.A. made a capital contribution in the amount of ThCh$386,400.

The amounts disbursed by Embotelladora Andina S.A. in the acquisition of and capital contribution to Embotelladoras del Sur S.A were initially recorded as an intangible since the final purpose was not that of acquiring the company but that of acquiring the rights of distribution of products of the water segment that were previously marketed by Embotelladoras del Sur S.A.

As of December 31, 2008, the Company recorded under other non-operating expenses all of the disbursements to Embotelladoras del Sur S.A. considering the difficulty in measuiring future cash flows that the distribution of the water brand Benedictino generates and also because this brand belongs to The Coca-Cola Company

On February 12, 2009 our subsidiary in Brazil Rio de Janeiro Refrescos Ltda. met the capital increase agreed upon by Holdfab Participacoes Ltda., in which it holds an ownership interest of 14.732%, by payment of the amount of ThCh$184,234.

Centralli Refrigerantes S.A. shows negative equity, which has been duly provided for.

The investment in Kaik Participações Ltda. (Brazil), where Embotelladora Andina S.A. holds an indirect ownership of 11.32%, has been accounted for under the equity method, since the Company has a significant influence through one of its directors, who participates in the process of setting policies, operating and financial decision-making in accordance with the ownership structure which is exclusivly owned by the Coca-Cola bottlers in Brazil

The investment in Envases Central S.A. is presented with a 48% reduction (the percentage share on the date of transaction) of the earnings generated during the sale to Envases Central during December 1996 for property located in Renca because this transaction represents unrealized income for Embotelladora Andina S.A.  The amount of the reduction is reflected in the following chart.  This transaction will be realized once the property is transferred to a third party different from the group.

The investment in Envases CMF S.A. is presented with a 50% reduction of the earnings generated during the sale of machinery and equipment of our subsidiary Envases Multipack S.A. which took place in September 2001, and that is recorded under Results during the remaining useful life period of the goods sold to Envases CMF S.A.

Unrealized income corresponds to transactions between subsidiaries and/or the Parent Company that have been deducted or added to the category of the originating asset with the following effect on income of the subsidiaries:

Envases CMF S.A. (purchase of property, plant and equipment): ThCh$(908,189) in 2009 (ThCh$(1,107,146) in 2008)
Vital Aguas S.A. (purchase of property, plant and equipment): ThCh$(12,299) in 2009 (ThCh$(2,505) in 2008)
Envases Central S.A. (purchase of finished products): ThCh$(11,078) in 2009 (ThCh$(1,951) in 2008)

2.	No liabilities have been designated as hedging instruments for investments abroad.

3.           Income likely to be remitted by subsidiaries abroad amounts to US$360 million.

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish – see Note 2)

Note 12 - Goodwill and Negative Goodwill

Company	December 31, 2009		December 31, 2008
	Amortization during the year	Goodwill balance	Amortization during the year	Goodwill balance
	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	3,437,386	29,447,916	4,179,341	40,098,729
Embotelladora del Atlántico S.A.	2,656,734	16,645,939	3,257,717	23,669,153
Total	6,094,120	46,093,855	7,437,058	63,767,882

Note 13 - Other Long-Term Assets

	December 31, 2009	December 31, 2008
	ThCh$	ThCh$
Judicial deposits (Brazil)	11,359,520	7,868,001
Transfer fiscal credits (Brazil)	6,149,540	5,417,717
Prepaid expenses	2,608,855	3,238,086
Bond issuance and placement discounts and expenses	2,643,296	2,797,878
Spare parts	1,924,042	2,547,874
Non-operating assets	1,282,151	1,509,340
Other	83,740	43,538
Total	26,051,144	23,422,434

Note 14 - Short-Term and Long-Term Bank Liabilities

a) SHORT-TERM BANK LIABILITIES

	Currency or indexation adjustment				TOTAL
Bank or financial institution	Other foreign currencies		Non-indexed Ch$
	2009	2008	2009	2008	2009	2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Banco Galicia	129,455	3,656,287	-		129,455	3,656,287
Banco de Chile	-	-	-	977	-	977
Banco BBVA Frances	-	2,028,514	-	-	-	2,028,514
Banco Nvo Santa Fe	243,723				243,723	-
Total	373,178	5,684,801	-	977	373,178	5,685,778
Principal due	368,194	5,402,300	-	-	368,194	5,402,300

Annual average interest rate	10.44%	17.93%		8.58%
Foreign currency liabilities	100.00%

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish – see Note 2)

Note 14 - Short-Term and Long-Term Bank Liabilities (continued)

b) LONG-TERM BANK LIABILITIES (short-term portion)

	Currency or indexation adjustment
	Other foreign currencies		TOTAL
	2009	2008	2009	2008
Bank or financial institution	ThCh$	ThCh$	ThCh$	ThCh$
Banco Alfa	122,704	112,020	122,704	112,020
Banco Votorantim	119,555	109,185	119,555	109,185
Total	242,259	221,205	242,259	221,205
Principal due	241,242	220,564	241,242	220,564

Annual average interest rate	10.79%	10.51%
Foreign currency liabilities	100.00%

Note 15 - Long-Term Bank Liabilities

Bank or financial institution	Currency or indexation adjustment	Years to maturity			Annual average interest rate
		More than 1 up to 2	More than 2 up to 3	Total long-term at December 31, 2009		Total long-term at December 31, 2008
		ThCh$	ThCh$	ThCh$	%	ThCh$
Banco Votorantim	Other currencies	119,556	29,889	149,445	9.40%	244,941
Banco Alfa	Other currencies	51,127	-	51,127	10.79%	159,002
TOTAL		170,683	29,889	200,572		403,943
Foreign currency liabilities	100%

Note 16 – Long and Short-Term Bonds Payable (Promissory Notes and Bonds)

1.      Current risk rating of bonds is detailed as follows:

Bonds issued in the US market
A           :           Rating according to Fitch Ratings Ltd.

Bonds issued in the local market
AA+     :           Rating according to Fitch Chile Clasificadora de Riesgo Ltda.
AA       :           Rating according to Feller Rate Clasificadora de Riesgo Ltda.

2.           Bond repurchases

During 2000, 2001, 2002, 2007 and 2008, Embotelladora Andina S.A. repurchased bonds issued in the US market through its subsidiary Abisa Corp S.A. for a total amount of US$350 million, of which US$200 million remain outstanding, which are presented deducting the long-term liability from the bonds payable account.

3.           Bonds issued by the subsidiary Rio de Janeiro Refrescos Ltda. (RJR)

The subsidiary RJR has liabilities corresponding to an issuance of bonds for US$75 million maturing in December 2012 and semiannual interest payments. At year-end, all such bonds are wholly owned by the subsidiary Abisa Corp. Consequently, the effects of such transactions have been eliminated from these consolidated financial statements, both in the balance sheet and in the consolidated statements of income.

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish – see Note 2)

Note 16 – Long and Short-Term Bonds Payable (Promissory Notes and Bonds) (continued)

The following table contains more information on bonds payable:

Instrument subscription or ID N°	Series	Current nominal value	Currency	Interest rate	Maturity date	Term		Par value		Placement in Chile or abroad
						Interest paid	Amortization period	2009	2008
Current portion of bonds payable								ThCh$	ThCh$
Register 254 SVS June 13, 2001	B	3,638,261	UF	6.5%	1-Jun-26	Semiannual	Jun-2010	3,117,629	1,707,460	Chile
Total short-term								3,117,629	1,707,460
Long term portion of bonds payable
Register 254 SVS June 13, 2001	B	3,638,261	UF	6.5%	1-Jun-26	Semiannual	Jun-2010	73,484,258	76,254,892	Chile
Total long-term								73,484,258	76,254,892

Note 17 - Provisions and Write-Offs

	Short-term		Long-term

	2009	2008	2009	2008
Provisions	ThCh$	ThCh$	ThCh$	ThCh$
Taxation on banking transactions and social contributions (Brazil)	2,299,789	2,884,039	2,108,140	5,527,744
Staff severance indemnities	984,689	771,723	9,006,580	8,196,202
Contingencies	38,878	42,441	4,253,676	2,644,292
TOTAL	3,323,356	3,698,203	15,368,396	16,368,238

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish – see Note 2)

Note 18 - Staff Severance Indemnities

	Dec-31-09	Dec-31-08
Staff severance indemnities	ThCh$	ThCh$
Beginning balance	9,179,042	6,963,570
Provision for the year	2,992,343	2,979,684
Payments	(2,180,116)	(975,329)
Ending balance	9,991,269	8,967,925

As of December 31, 2008, the Company amended the discount rate of the current value of accrued employee benefits from 7% to 4% in order to adapt to current market conditions. The impact of this change was a charge to results amounting to ThCh$932,639 included under other non-operating expenses.

Note 19 – Other Long-Term Liabilities

	Dec-31-09	Dec-31-08
	ThCh$	ThCh$
Guarantee on containers	8,932,492	9,869,901
Participation acquisition of assets	1,546,904	2,003,659
Advertising agreements	149,810	271,398
Others	637,961	564,559
Total	11,267,167	12,709,517

Note 20 - Minority Interest

	Dec-31-09	Dec-31-08
LIABILITIES	ThCh$	ThCh$
Embotelladora del Atlántico S. A.	10,409	11,338
Andina Inversiones Societarias S.A.	23	21
	10,432	11,359

	Dec-31-09	Dec-31-08
STATEMENTS OF INCOME	ThCh$	ThCh$
Embotelladora del Atlántico S. A.	(1,947)	(2,009)
Andina Inversiones Societarias S.A.	(2)	(4)
	(1,949)	(2,013)

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish – see Note 2)

Note 21 - Changes in Shareholders’ Equity

The activity in shareholders’ equity, dividend distribution, and other reserves is detailed as follows:

	Dec-31-09					Dec-31-08
	Paid-in capital	Other reserves	Accumulated income	Interim dividends	Net income	Paid-in capital	Other reserves	Accumulated income	Interim dividends	Net income
	ThCh$		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance	236,327,716	9,055,153	23,201,750	(17,171,979)	94,835,957	217,013,513	(11,443,442)	11,171,454	(17,194,331)	81,601,944
Distribution of prior year income	-	-	77,663,978	17,171,979	(94,835,957)	-	-	64,407,613	17,194,331	(81,601,944)
Final dividend prior year	-	-	(11,279,813)	-	-	-	-	(7,288,372)	-	-
Extraordinary dividend	-	-	(34,326,396)	-	-	-	-	(47,887,296)	-	-
Translation adjustment reserve	-	(26,357,734)	-	-	-	-	21,517,062	-	-	-
Capital revalued	(5,435,538)	(208,269)	(2,183,092)	-	-	(19,314,203)	(1,018,466)	2,808,385	(4,070,925)	-
Income for the year	-	-	-	-	86,918,333	-	-	-	-	94,835,957
Interim dividends	-	-	-	(16,764,054)	-	-	-	-	(16,764,054)	-
Ending balance	230,892,178	(17,510,850)	53,076,427	(16,797,582)	86,918,333	236,327,716	9,055,154	23,201,754	17,171,979	94,835,957
Price-level restated balances						230,892,178	8,846,885	22,668,115	(16,777,023)	92,654,729

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish – see Note 2)

Note 21 - Changes in Shareholders’ Equity (continued)
	Number of shares
Series	Subscribed	Paid-in	With voting rights
A	380,137,271	380,137,271	380,137,271
B	380,137,271	380,137,271	380,137,271

	Capital
Series	Subscribed	Paid-in
	ThCh$	ThCh$
A	115,446,089	115,446,089
B	115,446,089	115,446,089

Other Reserves

The balance of other reserves is detailed as follows:
	2009	2008
	ThCh$	ThCh$

Reserve for cumulative translation adjustments(1)	(18,663,859)	7,693,875
Reserve for technical reappraisal of property, plant and equipment	68,854	69,414
Other	1,084,155	1,083,596
Total	(17,510,850)	8,846,885

(1)The reserve for cumulative translation adjustments was established in accordance with Technical Bulletin N°64 issued by the Chilean Association of Accountants and regulations specified under Circular N°5,294 from the SVS.

The activity in the reserve for cumulative translation adjustments is detailed as follows:

		Foreign exchange rate generated during the year	Reserve release / realized(*)	Balance
	Balance
Company	Jan-01-09	investment		Dec-31-09
	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	4,396,521	(16,657,402)	61,305	(12,199,576)
Embotelladora del Atlántico S.A.	3,297,354	(9,761,637)	-	(6,464,283)
Total	7,693,875	(26,419,039)	61,305	(18,663,859)

(*) Reserve realized resulted from dividends paid by our subsidiary Rio de Janeiro Refrescos Ltda.

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish – see Note 2)

Note 22 - Other Non-Operating Income and Expenses

Other non-operating income during the year is detailed as follows:	2009	2008
	ThCh$	ThCh$
Restatement of judicial deposits (Brazil)	2,221,960	-
Reverse provision property, plant & equipment devalued	-	5,100,990
Re-estimation useful life prior years property, plant and equipment	894,893	-
Gain on sale of property, plant and equipment	296,775	268,438
Other income	808,847	800,454
Sub-total	4,222,475	6,169,882
Translation of financial statements(1)	5,371,504	-
Total	9,593,979	6,169,882

Other non-operating expenses during the year are detailed as follows:
Conversion adjustment reserve realized(2)	(61,305)	(2,398,826)
Bank taxes(3)	(2,074,742)	(2,613,658)
Provision for labor and commercial lawsuits	(770,762)	(928,134)
Write off and obsolesence provision of property, plant & equipment	(100,000)	(1,108,795)
Write off intangibles	-	(1,113,761)
Provision loss of investment in Centralli	(1,346)	(111,015)
Rate change in calculation of staff severance indeminities	(276,008)	(932,639)
Legal and tax fees	(283,323)	(907,880)
Donations	(175,000)	(331,845)
One time IPTU prior years	-	(396,295)
Other	(1,589,470)	(1,206,922)
Sub-total	(5,331,956)	(12,049,770)
Translation of financial statements(1)	-	(4,001,234)
Total	(5,331,956)	(16,051,004)

(1) This refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to US dollars), in accordance with Technical Bulletin N°64 issued by the Chilean Association of Accountants, which are presented as other non-operating income and/or expenses accordingly.

(2) This refers to the release of conversion adjustment reserves due to dividend payments carried out at our subsidiary Rio de Janeiro Refrescos Ltda. and the remittance of capital and dividend distribution by Embotelladora del Atlántico S.A. during the 2009 and 2008 period, respectively.

(3) This refers to taxes charged in the normal course of business due to movements in banking accounts at our foreign subsidiaries and is not related to the obtention of financial resources.

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish – see Note 2)

Note 23 - Price-Level Restatement

	Adjustment index	Dec-31-09	Dec-31-08
Assets - (charges)/credits		ThCh$	ThCh$
Inventories	CPI	(14,584)	136,433
Property, plant and equipment	CPI	(2,366,729)	8,554,565
Investments in related companies	CPI	(4,129,777)	11,027,253
Short-term accounts receivable from related companies	CPI	(1,068,430)	4,092,662
Cash, time deposits, marketable securities	UF	(1,400,977)	-
Cash, time deposits, marketable securities	CPI	(123,924)	3,348,939
Recoverable taxes	CPI	1,591	26,650
Other current assets	UF	598	1,969,048
Other current assets	CPI	(140,251)	276,716
Other long term assets	CPI	(58,643)	526,730
Cost and expense accounts	CPI	(721,653)	11,095,378
Total (charges) credits		(10,022,779)	41,054,374

Liabilities - (charges)/credits
Shareholders’ equity	CPI	7,860,427	(20,220,155)
Short and long-term bonds payable	UF	1,893,947	(6,464,955)
Other current liabilities	UF	-	(36,615)
Other current liabilities	CPI	60,774	(1,990,882)
Long-term accounts payable to related companies	CPI	-	(59,228)
Other long term liabilities	CPI	68,542	(362,244)
Income accounts	CPI	685,583	(13,956,041)
Total (charges) credits		10,569,273	(43,090,120)
Price-level restatement (loss ) gain		546,494	(2,035,746)

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish – see Note 2)

Note 24 - Foreign Exchange Gains/Losses

	Currency	Dec-31-09	Dec-31-08
Assets - (charges)/credits		ThCh$	ThCh$
Cash	US$	57,026	102,895
Time deposits	US$	(628,887)	6,760,088
Marketable securities (net)	US$	(348,831)	2,608,744
Trade accounts receivable	US$	(4,427)	683
Other debtors (net)	US$	(46,952)	27,288
Notes and accounts receivable from related companies	US$	(9,106,568)	7,226,786
Recoverable taxes	US$	-	81
Prepaid expenses	US$	-	205
Other current assets	US$	644,515	-
Other assets	US$	-	(62,139)
Total (charges) credits		(9,434,124)	16,664,631

Liabilities - (Charges) / credits

Dividends payable	US$	-	215,428
Accounts payable	US$	437,164	(2,104,120)
Notes and accounts payable to related companies	US$	223,650	(71,834)
Provisions	US$	39,262	(531,419)
Prepaid income	US$	-	2,361
Other current liabilities	US$	(130,120)	-
Other creditors	US$	-	33,002
Long-term notes and accounts payable to related companies	US$	-	483,193
Long-term bonds payable	US$	-	-
Total (charges) credits		569,956	(1,973,389)
Foreign exchange gain (loss) on income		(8,864,168)	14,691,242

Note 25 - Share and Debt Security Issue and Placement Expenses

Bond issue and placement expenses are presented in other current assets and other long-term assets and are amortized on a straight-line basis over the term of the debt issued. Amortization is presented as interest expenses.

Bonds issued in the US market:
Debt issue costs and discounts have all been amortized, resulting from the repurchase of Bonds reported in Note 16.

Bonds issued in the local market:
Debt issue costs and interest rate differences net of amortization as of the end of the year amounted to ThCh$2,876,274 and ThCh$3,043,692 in 2008.  Disbursements for risk rating reports, legal and financial advisory services, printing and placement fees are included as debt issue costs.

Amortization for the year ended December 31, 2009 amounted to ThCh$167,418 and ThCh$517,516 in 2008.

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish – see Note 2)

Note 26 - Consolidated Statement of Cash Flows

For the projection of future cash flows, there are no transactions and events to consider which have not been revealed in these financial statements and accompanying notes.

The following table presents an itemization of the movement of assets and liabilities not affecting the cash flows in the year but compromising future cash flows.

	Dec-31-09		Dec-31-08
	ThCh$	Maturity date	ThCh$	Maturity date
Expected cash outflow
Expenses
Dividend payment	(5,588,018)	Jan-28-10	(5,459,494)	Jan-28-09
Addition to property, plant and equipment	(1,483,468)	Feb-15-10	(778,445)	Jan-31-09
Addition to property, plant and equipment	(245,605)	Jan-31-10	(306,930)	Feb-15-09
Total expenses	(7,317,091)		(6,544,869)

Expected cash inflow
Income
Sale of property, plant and equipment	21,802	Feb-28-10	20,170	Jan-31-09
Total income	21,802		20,170
Total net	(7,295,289)		(6,524,699)

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish – see Note 2)

Note 27 - Derivative Contracts

Derivative contracts as of December 31, 2009 are detailed as follows:

						Hedged item or transaction			Assets / liabilities	Effect on income
Derivative	Contract	Value	Maturity period	Specific Item	Position purchase / sale	Concept	Amount	Hedged item value	Item	Amount	Unrealized
		ThCh$					ThCh$	ThCh$		ThCh$	ThCh$
FR	CCPE	1,011,250	1st quarter 2010	Exchange rate UF/Ch$	P	UF Time Deposits	1,003,067	1,003,445	Other current assets and liabilities	4,592	4,592
FR	CCPE	735,613	1st quarter 2010	Exchange rate UF/Ch$	P	UF Time Deposits	728,386	729,305	Other current assets and liabilities	4,615	4,615
FR	CCPE	1,261,051	1st quarter 2010	Exchange rate UF/Ch$	P	UF Time Deposits	1,248,102	1,249,435	Other current assets and liabilities	8,471	8,471

Note 28 - Contingencies and Restrictions

a.      Litigation and other legal actions

There are various judicial actions and other out-of-court claims pending against the Company incidental to its business and operations. Management believes, based on the opinion of its legal counsel, that none of these proceedings will have a material adverse effect on the Company’s financial position or result of operations.

Current lawsuits and other legal actions are described below.

1)      Embotelladora del Atlántico S.A. faces labor and other lawsuits. Accounting provisions to back any probable loss contingency arising from these lawsuits, amounts to ThCh$1,029,938 (ThCh$1,555,481 in 2008). In accordance with its legal counsel’s opinion, the Company deems improbable that contingencies without provisions may affect the results or equity of the Company.

2)      Rio de Janeiro Refrescos Ltda. faces labor, tax and other lawsuits. Accounting provisions to back any probable loss contingency arising from these lawsuits amount to ThCh$3,255,782 (ThCh$1,084,276 in 2008). In accordance with its legal counsel’s opinion, the Company deems improbable that contingencies without provisions may affect the results or equity of the Company.

3)      Embotelladora Andina S.A. faces, labor, tax, commercial and other lawsuits.  Accounting provisions to back any probable loss contingency arising from these lawsuits amount to ThCh$6,834 (ThCh$7,862 in 2008). In accordance with its legal counsel’s opinion, the Company deems improbable that contingencies without provisions may affect the results or equity of the Company.

b.      Restrictions

The bond issue and placement on the US market for US$ 200 million is subject to certain restrictions against preventive attachments, sale and leaseback transactions, sale of assets, subsidiary debt and certain conditions in the event of a merger or consolidation.

The bond issue and placement in the Chilean market for UF 3,700,000 is subject to the following restrictions:

Leverage ratio, defined as the total financial debt/shareholder’s equity plus minority interest should be less than 1.20 times.

Financial debt shall be deemed consolidated finance ñiabilities that include: (i) short-term bank liabilities, (ii) short-term portion of long-term bank liabilities, (iii) short-term bonds payable-promissory notes, (iv) short-term portion of bonds payable, (v) long-term bank liabilities, and (vi) long-term bonds payable. Consolidated equity means total equity plus ,inority interest.

Consolidated assets are to be free of any pledge, mortgage, or other encumbrance for an amount equal to at least 1.30 times the consolidated liabilities that are not guaranteed by the investee.

Andina must retain and, in no way, lose, sell, assign or dispose of to a third party the geographical zone denominated “Región Metropolitana”, as a franchised territory in Chile by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the respective Bottling agreement, renewable from time to time.

Andina shall not lose, sell, assign or dispose of to a third party any other territory in Brazil or Argentina that is currently franchised to Andina by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands of the franchisor, as long as the referred territory represents more than forty percent of the Company’s consolidated operating cash flows.

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish – see Note 2)

Note 28 - Contingencies and Restrictions (continued)

c.      Direct guarantees

Guarantees at December 31, 2009 are detailed as follows:

						Balances pending at December 31,		Guarantee release December 31,
Guarantee creditor			Type of guarantee	Assets involved
	Debtor	Relationship		Type	Accounting value	2009	2008	2010	2011
				-	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Agas S.A	Embotelladora Andina S.A	Parent Company	Guarantee receipt	Agreement	-	152,130	-	-	152,130
Escuela Militar	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Guarantee receipt	-	1,525	-	1,525	-
Serviu Region Metropolitana	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Guarantee receipt	-	2,727	-	-	2,727
State of Rio de Janeiro	Rio de Janeiro Refrescos Ltda.	Subsidiary	Mortgage	Real estate	11,420,510	11,826,943	10,805,073	-	-
Poder Judiciario	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Long-term asset	14,791,035	-	-	-	-
Ezeiza Customs	Embotelladora del Atlantico S.A.	Subsidiary	Guarantee insurance	Mold exports	17,882	-	-	-	-
Ezeiza Customs	Embotelladora del Atlantico S.A.	Subsidiary	Guarantee insurance	Raw material imports	36,031	-	-	-	-

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish – see Note 2)

Note 29 - Guarantees from Third Parties

Guarantees from third parties at December 31, 2009 are detailed as follows:

Guarantor	Relationship	Type of guarantee	Amount	Currency	Transaction

AGA S.A.	Parent Company	Receipt	600,000	US$	Supply agreeement
Several Clients	Subsidiary	Deposits	3,768,943	US$	Guarantee over containers (bottles)
Confab	Subsidiary	Mortgage	30,000,000	US$	Purchase of Rio de Janeiro Refrescos Ltda.
Russel W. Coffin	Subsidiary	Letter of credit	53,014,484	US$	Purchase of Nitvitgov Refrigerantes S.A.
Mac Coke Distribuidora de Bebidas	Subsidiary	Mortgage	369,860	US$	Distributor credit
Zulemar Comercio de Bebidas	Subsidiary	Mortgage	304,952	US$	Distributor credit
Dist Real Cola	Subsidiary	Mortgage	184,362	US$	Distributor credit
Soc. Com. Champfer	Subsidiary	Mortgage	832,759	US$	Distributor credit
Motta Distribuidora de Bebidas	Subsidiary	Mortgage	1,263,496	US$	Distributor credit
Franciscana Dist.	Subsidiary	Mortgage	220,331	US$	Distributor credit
Soberana de Carmo Dist Beb	Subsidiary	Mortgage	149,495	US$	Distributor credit
Aguiar Dist. de Bebidas	Subsidiary	Mortgage	351,607	US$	Distributor credit
Asxt Fluminense Dist. Bebidas	Subsidiary	Mortgage	321,617	US$	Distributor credit
Trasporte Rigar S.R.L.	Subsidiary	Guarantee insurance	131,579	US$	Supplier
Siemens S.A.	Subsidiary	Guarantee insurance	64,763	US$	Supplier
Catering Argentina S.A.	Subsidiary	Guarantee insurance	235,000	US$	Supplier
La Isla Sur S.R.L.	Subsidiary	Guarantee insurance	190,841	US$	Supplier
Atanor	Subsidiary	Guarantee insurance	17,105,263	US$	Supplier
KHS Corpoplast	Subsidiary	Guarantee insurance	896,875	US$	Supplier
Thermedics Detections de Argentina S.A.	Subsidiary	Guarantee insurance	112,147	US$	Supplier

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish – see Note 2)

Note 30 - Local and Foreign Currency

Assets at each year- end were composed of local and foreign currencies, detailed as follows:

		Dec-31-09	Dec-31-08
Current assets	Currency	ThCh$	ThCh$
Cash	Non-indexed Ch$	7,155,864	9,791,230
	US$	84,113	1,493,263
	AR$	585,906	2,306,098
	R$	12,391,361	7,135,374
Time deposits	Non-indexed Ch$	20,175,024	17,176,312
	US$	-	13,430,593
	AR$	16,158	-
	R$	10,337,153	30,614
	Indexed Ch$	65,849,660	49,204,369
Marketable securities (net)	US$	6,238,053	10,036,126
	Non-indexed Ch$	12,303,039	15,581,677
	R$	-	58,839
Trade accounts receivable (net)	Non-indexed Ch$	23,076,797	20,136,625
	US$	664,263	827,159
	AR$	3,190,511	4,058,244
	R$	26,767,079	20,549,669
Notes receivable	Non-indexed Ch$	9,642,288	10,296,839
	AR$	711,548	791,174
	R$	3,621,652	2,703,961
Other debtors (net)	Non-indexed Ch$	6,401,596	4,474,356
	US$	412,606	116,077
	AR$	617,179	3,774,968
	R$	3,763,173	4,546,076
Notes receivable from related companies	Non-indexed Ch$	1,051,015	1,686,892
Inventories (net)	Indexed Ch$	5,470,122	4,871,005
	Non-indexed Ch$	2,198,338	2,864,698
	US$	1,243,135	1,243,626
	AR$	15,801,896	8,836,276
	R$	11,508,529	12,337,508
Recoverable taxes	Non-indexed Ch$	154,196	4,133,357
	AR$	337,166	705,693
	R$	232,733	219,606
	Indexed Ch$	3,530,160	743,570
Prepaid expenses	Non-indexed Ch$	1,672,606	1,262,575
	AR$	158,092	251,306
	R$	962,459	865,949
Deferred taxes	Non-indexed Ch$	704,921	485,997
	AR$	400,716	589,379
	R$	1,468,181	2,471,416
Other current assets	Indexed Ch$	174,705	780,079
	Non-indexed Ch$	5,239,036	1,417,347
	US$	770,218	1,255,058
	AR$	1,068,326	994,908
	R$	2,823,876	2,239,568
Property, plant and equipment
Property, plant and equipment	Indexed Ch$	96,716,630	94,667,038
	US$	107,780,625	123,864,455
Other assets
Investment in related companies	Indexed Ch$	23,111,787	22,710,705
	R$	8,053,456	7,883,767
Investment in other companies	Indexed Ch$	56,016	56,016
	US$	78,634	71,840
Goodwill	US$	45,254,051	62,770,615
	Indexed Ch$	839,804	997,267
Long-term debtors	Indexed Ch$	5,625,155	8,346
	AR$	2,619	11,059
	R$	192,022	-
Notes receivable from related companies	Non-indexed Ch$	37,869	33,920
Intangibles	US$	289,997	355,598
	Non-indexed Ch$	361,233	-
Amortization	US$	(173,999)	(195,580)
Other	Indexed Ch$	2,643,296	2,707,840
	Non-indexed Ch$	1,206,160	1,548,464
	US$	-	10,630
	AR$	2,576,024	3,386,008
	R$	19,625,664	15,769,492
Total assets	Non-indexed Ch$	91,379,982	90,890,289
	US$	162,641,696	215,279,460
	AR$	25,466,141	25,705,113
	R$	101,747,338	76,811,839
	Indexed Ch$	204,017,335	176,746,235

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish – see Note 2)

Note 30 - Local and Foreign Currency (continued)

Current liabilities for the years ended December 31, 2009 and 2008, denominated in local and foreign currencies, are detailed as follows:

		Up to 90 days				90 days to 1 year
		Dec-31-09		Dec-31-08		Dec-31-09		Dec-31-08
	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Short-term bank liabilities	Non-indexed Ch$	-		977	8.58%	-		-
	AR$	373,178	10.44%	3,656,287	17.90%	-		2,028,514	18.00%
Long-term bank liabilities	R$	-		-		242,259	10.79%	221,205	10.51%
Bonds payable	Indexed Ch$	-		-		3,117,629	6.50%	1,707,460	6.50%
Dividends payable	Non-indexed Ch$	5,795,201		5,618,100		-		-
	AR$	5,243		6,130		-		-
Accounts payable	Non-indexed Ch$	31,797,055		28,706,228		-		-
	US$	1,058,752		3,534,322		-		-
	AR$	10,996,304		13,974,267		-		-
	R$	19,311,532		15,179,151		-		-
	EURO$	47,774		10,247		-		-
Other creditors	US$	90,862		111,416		-		-
	AR$	42,557		144,489		-		90,646
	R$	5,301,635		4,278,638		60,367		-
	Non-indexed Ch$	-		2,397		-		-
Notes and accounts payable to related companies	Non-indexed Ch$	8,127,253		10,152,121		-		-
	AR$	1,716,164		1,920,906		-		-
	R$	3,914,755		4,075,374		-		-
Provisions	Non-indexed Ch$	991,523		779,584		-		-
	R$	-		-		2,331,833		2,918,619
Withholdings	Non-indexed Ch$	12,415,240		10,909,424		-		-
	AR$	7,831,363		9,420,519		-		-
	R$	-		-		6,289,403		2,565,132
Income taxes	Non-indexed Ch$	-		-		420,701		-
	Indexed Ch$	-		900,999		-		-
	AR$	-		1,600,536		3,006,507		-
	R$	-		-		1,994,141		1,344,978
Unearned income	Non-indexed Ch$	4,316		28,778		-		-
Other current liabilities	Non-indexed Ch$	-		1,215,138		-		-
Total current liabilities	Non-indexed Ch$	59,130,588		57,412,747		420,701		-
	AR$	20,964,809		30,723,134		3,006,507		2,119,160
	R$	28,527,922		23,533,163		10,918,003		7,049,934
	Indexed Ch$	-		900,999		3,117,629		1,707,460
	US$	1,149,614		3,645,738		-		-
	EURO$	47,774		10,247		-		-
	US$	-		1,986,734		-		-

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish – see Note 2)

Note 30 - Local and Foreign Currency (continued)

Long-term liabilities at December 31, 2009 were composed of local and foreign currencies, detailed as follows:

		1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
		ThCh$		ThCh$		ThCh$		ThCh$
Long-term bank liabilities	R$	200,572	9.75%	-		-		-
Long-term bonds payabale	Indexed Ch$	5,962,999	6.50%	6,763,359	6.50%	21,151,042	6.50%	39,606,858	6.50%
Other creditors	AR$	6,720		-		-		-
Notes and accounts payable to related companies	Non-indexed Ch$	2,565,767		-		-		-
Provisions	Indexed Ch$	-		-		-		7,873,769
	Non-indexed Ch$	1,132,811		-		-		-
	AR$	1,029,938		-		-		-
	R$	5,331,878		-		-		-
Deferred taxes	Non-indexed Ch$	1,656,083		-		-		-
	R$	16,831,044		-		-		-
	AR$	-		-		-		-
Other liabilities	Non-indexed Ch$	-		-		4,141,680		-
	AR$	302,939		908,817		1,817,635		-
	R$	4,096,096		-		-		-
Total long-term liabilities	R$	26,459,590		-		-		-
	Indexed Ch$	5,962,999		6,763,359		21,151,042		47,480,627
	AR$	1,339,597		908,817		1,817,635		-
	Non-indexed Ch$	5,354,661		-		4,141,680		-

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish – see Note 2)

Note 30 - Local and Foreign Currency (continued)

Long-term liabilities at December 31, 2008 were composed of local and foreign currencies, detailed as follows:

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Long-term bank liabilities	R$	403,943	10.39%	-		-		-
Long-term bonds payable	Indexed Ch$	5,603,393	6.50%	6,355,510	6.50%	19,875,573	6.50%	44,420,416	6.50%
Other creditors	AR$	53,753		-		-		-
Notes and accounts payable to related companies	Non-indexed Ch$	3,065,189		-		-		-
Provisions	Indexed Ch$	-		-		-		7,338,299
	Non-indexed Ch$	857,904		-		-		-
	AR$	1,555,481		-		-		-
	R$	6,616,554		-		-		-
Deferred taxes	Non-indexed Ch$	812,670		-		-		699,601
	R$	7,771,233		-		-		-
	AR$	-		1,895,075		-		-
Other liabilities	Non-indexed Ch$	-		-		4,822,290		-
	AR$	-		352,204		3,169,829		-
	R$	4,365,194		-		-		-
Total long-term liabilities	R$	19,156,924		-		-		-
	Indexed Ch$	5,603,393		6,355,510		19,875,573		51,758,715
	AR$	1,609,234		2,247,279		3,169,829		-
	Non-indexed Ch$	4,735,763		-		4,822,290		699,601

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish – see Note 2)

Note 31 – Penalties

The Company has not been subject to penalties by the SVS or any other administrative authority.

Note 32 - Subsequent Events

No financial or other matters have occurred between the end of the year and the date of preparation of these financial statements that may significantly affect the assets, liabilities, and/or results of the Company.

Note 33 – Companies Subject to Special Regulations

The Company and its subsidiaries are not subject to special regulations.

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish – see Note 2)

Note 34 – Environment

The Company has disbursed ThCh$3,790,385 to improve its industrial process, industrial waste metering equipment, laboratory analyses, environmental impact counseling, and other studies. Future commitments, which are all short-term and for the same concepts, amount to ThCh$739,147

Disbursements and commitments for this period related to environmental issues were are detailed as follows:

Name of the project associated with the disbursement	Concept for which disbursement was realized or will be realized	Accounting record: Cost of asset/ expense	Description of asset or expense item	Amount disbursed	Certain or expected date of disbursement
				ThCh$
Disbursements that are part of assets:
Argentina
Effluents plant	Investments in refurbishment of effluents plant (in the process of execution)	Property, plant & equipment	Works in progress	219,046	1st quarter 2009
Effluents plant	Investments in refurbishment of effluents plant (in the process of execution)	Property, plant & equipment	Works in progress	520,134	2nd quarter 2009
Effluents plant	Investments in refurbishment of effluents plant (in the process of execution)	Property, plant & equipment	Works in progress	50,944	3rd quarter 2009
Effluents plant	Investments in refurbishment of effluents plant (in the process of execution)	Property, plant & equipment	Works in progress	451,801	4th quarter 2009
Quality improvements/fullfillment of regulations	Central microbiological laboratory 120 m2	Property, plant & equipment	Works in progress	85,073	Year 2010
Costs reductions	Co2 meausring device line 4 and line 5	Property, plant & equipment		34,029	Year 2010
Investment due to obsolescence	Equipment for quality laboratory/effluents plant/security	Property, plant & equipment		56,715	Year 2010
Quality improvements/fullfillment of regulations	Risk Superintendence Resolution N°463	Property, plant & equipment		85,073	Year 2010
Quality improvements/fullfillment of regulations	Modify EVO facilities	Property, plant & equipment		56,715	Year 2010
Quality improvements/fullfillment of regulations	OHSAS	Property, plant & equipment		28,358	Year 2010
Quality improvements/fullfillment of regulations	Others quality/security/MA	Property, plant & equipment		51,044	Year 2010
Total Argentina				1,638,932
Brazil
Modify ETE at Jacarepagua	Improvements in water quality	Cost of asset	Improvement of of ETE sieve system	1,694	Oct-28-09
Design of water treatment capacity	Improvements in water quality	Cost of asset	Expansion project to capture water from rainfall	360,332	Aug-28-09
Design of water treatment capacity	Improvements in water quality	Cost of asset	Expansion project to capture water from rainfall	79,044	Aug-28-09
Design of water treatment capacity	Improvements in water quality	Cost of asset	Expansion project to capture water from rainfall	84,678	Aug-28-09
Total Brazil				525,748
Chile
Hand held equipment sales force (110)	Avoid printing paper	Cost of asset	Hand held equipment	90,422	Jun-12-09
Air conditioning equipment (SA)	Avoid air pollution	Cost of asset	Air conditioning equipment	1,980	Mar-31-10
Replacement of air compressors	Save energy	Cost of asset	Latest technology compressors	8,593	Jan-14-10
Total Chile				100,995
Total assets				2,265,675
Disbursements charged to expenses:
Argentina
Ecological island	Service of selective residue collection	Expense	Services	63,681	1st quarter 2009
Ecological island	Collection of residues	Expense	Services	9,638	1st quarter 2009
Ecological island	Crushing boxes	Expense	Services	3,920	1st quarter 2009
Ecological island	AE rental	Expense	Rentals	1,760	1st quarter 2009
Effluents plant	External analysis of effluents in Cordoba	Expense	Services	716	1st quarter 2009
Waste management	Anti-spill containers and kits and signs	Expense	Materials	267	1st quarter 2009
Legal counseling	Counseling on environment legislation	Expense	Fees	470	1st quarter 2009
Legal obligations	Rates / taxes	Expense	Taxes	61	1st quarter 2009
Legal obligations	External analysis of effluents in Cordoba	Expense	Services	464	1st quarter 2009
Legal obligations	Emission and noise control AE and trucks distribution centers	Expense	Services	657	1st quarter 2009
Travel expenses	Travel expenses to distribution centers	Expense	Travel expenses	127	1st quarter 2009
Waste management	CD drains	Expense	Services	1,411	1st quarter 2009
Ecological island	Service of selective residue collection	Expense	Services	55,564	2nd quarter 2009
Ecological island	Collection of residues	Expense	Services	7,015	2nd quarter 2009

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish - see Note 2)

Ecological island	Crushing boxes	Expense	Services	2,625	2nd quarter 2009
Ecological island	AE rental	Expense	Rentals	1,572	2nd quarter 2009
Effluents plant	External analysis of effluents in Cordoba	Expense	Services	3,959	2nd quarter 2009
Waste management	Anti-spill containers and kits and signs	Expense	Materials	253	2nd quarter 2009
Waste management	Collection of dangerous residues at distribution centers	Expense	Services	143	2nd quarter 2009
Legal counseling	Counseling on environment legislation	Expense	Fees	420	2nd quarter 2009
Legal obligations	Rates / taxes	Expense	Taxes	55	2nd quarter 2009
Legal obligations	External analysis of effluents in Cordoba	Expense	Services	662	2nd quarter 2009
Travel expenses	Travel expenses to distribution centers	Expense	Travel expenses	100	2nd quarter 2009
Waste management	CD drains	Expense	Services	1,260	2nd quarter 2009
Hydric resource	SGA - water fountain protection campaign (CSR)	Expense	Services	771	2nd quarter 2009
Environment management systems	SGA - maintenance audits ISO 14001	Expense	Services	1,941	2nd quarter 2009
Ecological island	Service of selective residue collection	Expense	Services	57,423	3rd quarter 2009
Ecological island	Collection of residues	Expense	Services	5,843	3rd quarter 2009
Ecological island	Crushing boxes	Expense	Services	3,145	3rd quarter 2009
Ecological island	AE rental	Expense	Rentals	1,769	3rd quarter 2009
Effluents plant	External analysis of effluents in Cordoba	Expense	Services	215	3rd quarter 2009
Waste management	Anti-spill containers and kits and signs	Expense	Materials	158	3rd quarter 2009
Waste management	Collection of dangerous residues at distribution centers	Expense	Services	44	3rd quarter 2009
Legal counseling	Counseling on environment legislation	Expense	Fees	286	3rd quarter 2009
Legal obligations	Rates / taxes	Expense	Taxes	56	3rd quarter 2009
Legal obligations	External analysis plant	Expense	Services	97	3rd quarter 2009
Waste management	DC drains	Expense	Services	1,289	3rd quarter 2009
Hydric resource	SGA-Water fountain protection campaign (CSR)	Expense	Services	3,729	3rd quarter 2009
Environment management systems	Environment campaigns	Expense	Services	299	3rd quarter 2009
Ecological island	Selective residue collection services	Expense	Services	59,998	4th quarter 2009
Ecological island	Collection of residues	Expense	Services	8,950	4th quarter 2009
Ecological island	Crushing boxes	Expense	Services	4,723	4th quarter 2009
Ecological island	AE rental	Expense	Rentals	1,648	4th quarter 2009
Waste management	Anti-spill containers and kits and signs	Expense	Materials	272	4th quarter 2009
Effluents plant	External analysis of effluents in Cordoba	Expense	Services	602	4th quarter 2009
Legal counseling	Counseling on environment legislation	Expense	Fees	400	4th quarter 2009
Legal obligations	External analysis of effluents at distribution centers	Expense	Services	109	4th quarter 2009
Legal obligations	Rates / Taxes	Expense	Taxes	52	4th quarter 2009
Legal obligations	Emission and noise control AE and trucks distribution centers	Expense	Services	160	4th quarter 2009
Legal obligations	External analysis plant	Expense	Services	23	4th quarter 2009
Travel expenses	Travel expenses to distribution centers	Expense	Travel expenses	33	4th quarter 2009
Hydric resource	SGA-Water fountain protection campaign (CSR)	Expense	Services	2,082	4th quarter 2009
Waste management	Distribution centers drains/unforseen	Expense	Services	1,201	4th quarter 2009
Ecological island	Selective residue collection services	Expense	Services	67,625	1st quarter 2010
Ecological island	Collection of residues	Expense	Services	7,206	1st quarter 2010
Ecological island	AE rental	Expense	Rentals	1,648	1st quarter 2010
Effluents plant	External analysis of effluents in Cordoba	Expense	Services	901	1st quarter 2010
Effluents plant	Maintenance of fish habitat	Expense	Services	80	1st quarter 2010
Waste management	Anti-spill containers and kits and signs	Expense	Materials	467	1st quarter 2010
Waste management	Collection of dangerous residues at distribution centers	Expense	Services	200	1st quarter 2010
Legal counseling	Counseling on environment legislation	Expense	Fees	721	1st quarter 2010
Legal counseling	Counseling on environment legislation at distribution centers	Expense	Fees	801	1st quarter 2010
Legal obligations	Rates / taxes	Expense	Taxes	67	1st quarter 2010
Legal obligations	External analysis of effluents at distribution centers	Expense	Services	227	1st quarter 2010
Legal obligations	Emission and noise control AE and trucks distribution centers	Expense	Services	267	1st quarter 2010
Travel expenses	Travel expenses to distribution centers	Expense	Travel expenses	560	1st quarter 2010
Waste management	Distribution centers drains	Expense	Services	1,401	1st quarter 2010
Ecological island	Selective residue collection services	Expense	Services	67,625	2nd quarter 2010
Ecological island	Collection of residues	Expense	Services	7,206	2nd quarter 2010
Ecological island	AE rental	Expense	Rentals	1,648	2nd quarter 2010
Effluents plant	External analysis of effluents in Cordoba	Expense	Services	901	2nd quarter 2010

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish - see Note 2)

Effluents plant	Maintenance of fish habitat	Expense	Services	80	2nd quarter 2010
Waste management	Anti-spill containers and kits and signs	Expense	Materials	467	2nd quarter 2010
Waste management	Collection of dangerous residues at distribution centers	Expense	Services	133	2nd quarter 2010
Legal counseling	Counseling on environment legislation	Expense	Fees	721	2nd quarter 2010
Legal counseling	Counseling on environment legislation at distribution centers	Expense	Fees	801	2nd quarter 2010
Legal obligations	Rates / taxes	Expense	Taxes	133	2nd quarter 2010
Legal obligations	External analysis of effluents at distribution centers	Expense	Services	160	2nd quarter 2010
Legal obligations	Emission and noise control AE and trucks distribution centers	Expense	Services	267	2nd quarter 2010
Travel expenses	Travel expenses to distribution centers	Expense	Travel expenses	375	2nd quarter 2010
Waste management	Distribution centers drains	Expense	Services	1,401	2nd quarter 2010
Environment management systems	SGA - maintenance audits ISO 14001	Expense	Services	1,334	2nd quarter 2010
Ecological island	Selective residue collection services	Expense	Services	67,625	3rd quarter 2010
Ecological island	Collection of residues	Expense	Services	7,206	3rd quarter 2010
Ecological island	AE rental	Expense	Rentals	1,648	3rd quarter 2010
Effluents plant	External analysis of effluents Córdoba	Expense	Services	901	3rd quarter 2010
Effluents plant	Maintenance of fish habitat	Expense	Services	80	3rd quarter 2010
Waste management	Anti-spill containers and kits and signs	Expense	Materials	467	3rd quarter 2010
Waste management	Collection of dangerous residues at distribution centers	Expense	Services	133	3rd quarter 2010
Legal counseling	Counseling on environment legislation	Expense	Fees	721	3rd quarter 2010
Legal counseling	Counseling on environment legislation at distribution centers	Expense	Fees	801	3rd quarter 2010
Legal obligations	External analysis of effluents at distribution centers	Expense	Services	227	3rd quarter 2010
Travel expenses	Travel expenses to distribution centers	Expense	Travel expenses	222	3rd quarter 2010
Waste management	Distribution centers drains	Expense	Services	1,401	3rd quarter 2010
Environment management systems	SGA - maintenance audits ISO 14001	Expense	Services	2,002	3rd quarter 2010
Ecological island	Selective residue collection services	Expense	Services	67,625	4th quarter 2010
Ecological island	Collection of residues	Expense	Services	7,206	4th quarter 2010
Ecological island	AE rental	Expense	Services	1,648	4th quarter 2010
Effluents plant	External analysis of effluents Córdoba	Expense	Services	901	4th quarter 2010
Effluents plant	Maintenance of fish habitat	Expense	Services	80	4th quarter 2010
Waste management	Anti-spill containers and kits and signs	Expense	Materials	467	4th quarter 2010
Legal counseling	Counseling on environment legislation	Expense	Fees	721	4th quarter 2010
Legal counseling	Counseling on environment legislation at distribution centers	Expense	Fees	801	4th quarter 2010
Waste management	Collection of dangerous residues at distribution centers	Expense	Services	200	4th quarter 2010
Legal obligations	External analysis of effluentes at distribution centers	Expense	Services	160	4th quarter 2010
Travel expenses	Travel expenses to distribution centers	Expense	Travel expenses	163	4th quarter 2010
Waste management	Distribution centers drains/unforseen	Expense	Services	1,401	4th quarter 2010
Environment management systems	SGA - maintenance audits ISO 14001	Expense	Services	1,334	4th quarter 2010
Total Argentina				645,684
Brazil
Interaction - operation of materials treatment area	Verification and control of fulfillment of regulations and rules related to industrial procedures	Expense	Interaction - operation of materials treatment area	1,048,840	NA
Lixo disposal	Verification and control of fulfillment of regulations and rules related to industrial procedures	Expense	Lixo disposal	175,002	NA
Mud disposal	Verification and control of fulfillment of regulations and rules related to industrial procedures	Expense	Mud disposal	16,993	NA
ETE maintenance/operation costs	Verification and control of fulfillment of regulations and rules related to industrial procedures	Expense	ETE operation/maintenance costs	139,100	NA
IBAMA quarterly rate	Verification and control of fulfillment of regulations and rules related to industrial procedures	Expense	IBAMA quarterly rate	1,884	NA
Tratamento biológico esgoto sanitário Prédio Administrativo e Industrial	Verification and control of fulfillment of regulations and rules related to industrial procedures	Expense	Biological treatment of sanitary sewer administrative and industrial land	6,095	NA
Environment week	Other	Expense	Environment week	1,022	NA
Environment activities (cleaning day, Christmas Eco)	Other	Expense	Environment activities (cleaning day, Christmas Eco)	70	NA
Disposal of class I residues	Verification and control of fulfillment of regulations and rules related to industrial procedures	Expense	Disposal of class I residues	468	NA
Collection/disposal of ambulatory residues	Verification and control of fulfillment of regulations and rules related to industrial procedures	Expense	Collection/disposal of ambulatory residues	1,104	NA

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish - see Note 2)

Purchase containers	Improvements and/or investments in production processes	Expense	Purchase containers	3,152	NA
Acquisition of anaerobic mud for ETE	Improvements and/or investments in production processes	Expense	Acquisition of anaerobic mud for ETE	11,786	NA
Environment consultancy - customize ETE according to FEEMA and IEMA patterns	Improvements and/or investments in production processes	Expense	Environment consultancy - customize ETE according to FEEMA and IEMA patterns	18,727	NA
Total Brazil				1,424,243
Chile
AGA gasification project	Save energy	Expense	Improvement of productive process capacity	83,425	May-07
Improvements in recovering condensation	Save energy	Expense	Improve energy efficiency	14,402	Jul-02
Blowing equipment	Save energy	Expense	Improve energy efficiency	17,482	May-04
Increase generating capacity - 2nd stage	Save energy	Expense	Improve energy efficiency	11,666	Sep-30
Equipment for the increase of cold capacity	Save energy	Expense	Reduces energy consumption in the cooling process	21,726	Jul-29
Increase capacity of cooling equipments	Save energy	Expense	Reduces energy consumption in the cooling process	45,229	Jul-29
Total Chile				193,930
Total expenses				2,263,857

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2009 and 2008
(Translation of a report originally issued in Spanish - see Note 2)

Note 35 – Implementation of International Accounting Standards

It is of public knowledge that the country is committed to the development of a convergence plan to fully adopt IFRS, based on a progressive calendar as from year 2009.   In accordance with the regulations established by the Chilean Association of Accountants on this matter and what has been specifically established by Circulars N°427 and N°485 of the SVS, the Company has chosen to present its financial statements for the year ended December 31, 2009 under the current standards, including only as pro-forma information within the 2009 the financial statements, the information adjusted in accordance to international accounting standards.

Consequently, 2010 will be the first year in which the Company will perform a complete application of IFRS. The Company is developing a plan to face the impacts of this change integrally.

I.           Analysis of Results for the Forth Quarter and Full Year ended December 31, 2009

Embotelladora Andina announces Consolidated Results for the Fourth Quarter and Full Year ended December 31, 2009

All figures are expressed under Chilean GAAP and in constant Chilean pesos as of December 31, 2009; therefore all variations are in real terms over a 12 month period inflation rate of -2.3%. For a better understanding of the analysis by country, we include a chart based on nominal local currency for the fourth quarter and year ended December 31, 2009.

•	Consolidated Sales Volume for the Fourth Quarter amounted to 135.3 million unit cases, an increase of 4.3% during the quarter.
•	Operating Income reached Ch$52,666 million during the Fourth Quarter of 2009, a 29.1% increase. Operating Margin was 22.2%.
•	Fourth Quarter EBITDA totaled Ch$60,038 million, a 21.1% increase. EBITDA Margin was 25.3%.
•	Net Income for the Fourth Quarter of 2009 reached Ch$32,709 million, a decrease of 14.9%.
•	Consolidated Sales Volume for the period ended December 31, 2009 totaled 458.6 million unit cases, an increase of 2.6%.
•	Consolidated Operating Income reached Ch$130,061 million for the full year ended December 31, 2009, a 4.0% decrease. Operating Margin was 17.5%.
•	Consolidated EBITDA for the full year ended December 31, 2009 amounted to Ch$160,913 million, a 6.6% decrease. EBITDA Margin was 21.7%.
•	Net Income for the full year ended December 31, 2009 reached Ch$86,918 million, a decrease of 6.2%.

Comments from the Chief Executive Officer, Mr. Jaime Garcia R.

“2009 was a difficult year, the economy contracted significantly and the cost of sugar was far above the historical average. Consolidated volumes of our products grew 2.6% and we managed to sustainably increase our volume and value market share, with prices increasing above local inflations. However, our financial results were again impacted mainly by the devaluations of local currencies producing accounting effects (due to the translation of figures from Brazil and Argentina) as well as economic effects (due to our dollar-denominated costs). We remain calm because we know we have done things in the right way, efficiently planning our long-term view. Challenges lay ahead and we count with all the strength to continue reinforcing our leadership.”

CONSOLIDATED SUMMARY

Fourth Quarter 2009: the Chilean peso and the Brazilian real appreciated on average 19% and 24% respectively. The Argentine peso devalued on average 14%. Hence, the average Argentine peso devalued 30% with respect to the end of period closing exchange rate of the Chilean peso, resulting in a negative accounting effect over income and a positive effect over costs and expenses upon translation of figures from Argentina. The Brazilian real appreciated 4% with respect to the end of period closing exchange rate of the Chilean peso, resulting in a positive accounting effect over income upon translation of figures from Brazil.

Full year ended December 31, 2009: Currencies on average devalued in the three countries where we operate. The Chilean peso by 7%, the Brazilian real by 9% and the Argentine peso by 18%, affecting our US dollar denominated costs. The Brazilian real and the Argentine peso devalued on  average with respect to the end of period closing exchange rate of the Chilean peso by 27% and 32% respectively, resulting in a negative accounting effect upon translation of figures from Brazil and Argentina during the period.

Fourth Quarter 2009 vs. Fourth Quarter 2008

Consolidated Sales Volume for the Quarter reached 135.3 million unit cases, a 4.3% increase with respect to the same period of 2008, mainly driven by our Brazilian operation and impacted by lower volumes in our Argentine operation. Soft drinks grew 2.8% while juices, waters, and beer (“other categories”) significantly increased 22.4%.

Net Sales amounted to Ch$236,874 million, a 7.8% increase, due to increased volumes and the adjustment of prices above local inflations in addition to the positive effect upon translation of figures from Brazil, partially offset by the negative effect upon translation of figures from Argentina.

Cost of Sales per unit case increased 0.8% mainly due to (i) significant cost increases of sugar for Chile and Brazil; (ii) devaluation of the Argentine peso; (iii) increased concentrate costs due to higher prices in the three countries and additionally in Chile due to an increase in the incidence, and (iv) increased labor costs in Argentina. All of these factors were almost completely offset by the effect upon translation of figures from Argentina, lower PET resin prices in the three countries, and the appreciation of the Chilean peso and Brazilian real.

SG&A expenses were lower by 2.3%, due to freight fee adjustments in Chile and the effect upon translation of figures from Argentina. These factors were partially offset by increases in (i) freight fees in Brazil and Argentina, (ii) labor costs in Argentina, and (iii) advertising investments in the three countries resulting from product launches during the quarter.

Increased consolidated volumes and local prices, impacts over costs and expenses, along with the effect upon translation of figures already explained, resulted in a Consolidated Operating Income of Ch$52,666 million, a 29.1% increase. Operating Margin was 22.2%, an increase of 360 basis points.

Finally, Consolidated EBITDA amounted to Ch$60,038 million, a 21.1% increase. EBITDA Margin was 25.3%, an increase of 270 basis points.

Full Year ended December 31, 2009 vs. Full Year ended December 31, 2008

Consolidated Sales Volume amounted to 458.6 million unit cases, an increase of 2.6%. Soft Drinks grew 2.0%, while the other categories of, Juices, Waters, and Beer together increased by 9.5%. Particularly, the Juices segment recorded a significant 12.6% increase. Net Sales amounted to Ch$743,116 million, a 9.7% decrease mainly explained by the effect upon translation of figures from Brazil and Argentina, more than offsetting the consolidated increase in volumes and increased prices in the three countries.   Cost of Sales per unit case and SG&A expenses per unit case decreased 11.5% and 14.6%, respectively, mainly due to the effect upon translation of figures from Brazil and Argentina in addition to the reasons already explained for the quarter. Consolidated Operating Income amounted to Ch$130,061 million, a 4.0% decrease. Operating Margin was 17.5%, an increase of 100 basis points. Consolidated EBITDA amounted to Ch$160,913 million, a decrease of 6.6%. EBITDA Margin was 21.7%, an increase of 70 basis points.
SUMMARY BY COUNTRY

CHILE

Fourth Quarter 2009 vs. Fourth Quarter 2008

During the quarter, Sales Volume amounted to 44.9 million unit cases, a 1% growth driven by the categories of Waters (+13%) and Juices (+7%). During the quarter, we launched Fruitopia (concentrated low calorie fruit juice beverage) in 5 different flavors.  Our volume market share for soft drinks was 68.9% during the quarter.

Net Sales amounted to Ch$81,590 million, reflecting a growth of 4.8%, explained by increased volumes and by a 4.0% increase of average income during the quarter.

Cost of Sales per unit case increased 4.1%, mainly explained by a significant increase in the price of sugar partially offset by lower PET resin prices and the revaluation of the Chilean peso.

SG&A expenses decreased 1% mainly explained by adjustments in freight fees and partially offset by increased advertising investments that supported the launch of the new product.

Increased prices and the previously explained effects upon Costs and Expenses resulted in an Operating Income of Ch$20,800 million, an increase of 9.4%.  Operating Margin was 25.5%, an increase of 110 basis points.

EBITDA amounted to Ch$24,395 million, an increase of 7.3%. EBITDA Margin was 29.9%, an increase of 70 basis points.

Full Year ended December 31, 2009 vs. Full Year ended December 31, 2008

During the Full Year ended December 31, 2009, Sales Volume amounted to 152.4 million unit cases a 1.1% growth. This growth was a result of increased soft drink volumes (+0.4%) as well as an increase in the Juices and Waters segment (+4.9%). Net Sales amounted to Ch$272,344 million, a 3.2% improvement, driven by higher volumes and prices. Cost of

Sales per unit case increased 4.3% due to the significant increase in the price of sugar and the average devaluation of the Chilean peso during the period. All of which was partially offset by lower PET resin prices.  SG&A expenses increased 2.4% due to adjustments to freight fees and increased advertising investments given new product launches during the year. Operating Income decreased 1.8% amounting to Ch$55,570 million.  Operating Margin was 20.4%. EBITDA amounted to Ch$70,049 million, a 2.1% decrease.  EBITDA Margin was 25.7%.

BRAZIL

Fourth Quarter 2009: The Brazilian real appreciated 24% on average. With respect to the end of period closing exchange rate of the Chilean peso, it appreciated 4%, resulting in a slightly positive accounting impact over income and a negative impact over costs and expenses upon translation of figures for consolidation in the end having a positive impact over results.
Full year ended December 31, 2009: The Brazilian real devalued 9% on average. With respect to the end of period closing exchange rate of the Chilean peso it devalued 27%, resulting in a negative accounting impact over income and a positive impact over costs and expenses  upon translation of figures for consolidation, in the end, having a negative impact over results.
For a better understanding of the operation in Brazil, we include a chart based on nominal local currency for the quarter and full year ended December 31, 2009.

Fourth Quarter 2009 vs. Fourth Quarter 2008

Sales Volume for the quarter amounted to 55.5 million unit cases, representing an 11.6% increase. Soft drinks increased 10.2% and the Other Categories (juices, waters, and beer) increased 37.2%.  This significant increase was driven by a recovery in the economy and consumption levels along with favorable weather conditions (especially during November and December). Our volume market share for soft drinks was 57.7% during the quarter and we launched the energy drink Gladiator in two flavors.

Net Sales reached Ch$108,432 million, representing an increase of 30.4% explained by the effect upon translation of figures in addition to higher volumes and price adjustments above local inflation.

Cost of Sales per unit case increased 14.1% mainly explained by: (i) the significant increase in the price of sugar, (ii) increased concentrate prices (given price adjustments), and (iii) the effect upon translation of figures.  All of which was partially offset by lower PET resin prices and the average revaluation of the Brazilian real during the quarter.

SG&A expenses increased 14.3% due to effect upon translation of figures, increased freight fees, and advertising investments to support the launch of the new product.

Increased volumes and prices along with the impact upon costs and expenses resulted in an Operating Income of Ch$25,221 million (+64.6%). Operating Margin was 23.3% (+490 basis points).

EBITDA amounted to Ch$27,122 million, an increase of 44.6%.   EBITDA Margin was 25.0% (+240 basis points).

Full Year ended December 31, 2009 vs. Full Year ended December 31, 2008

Sales Volume amounted to 185.3 million unit cases, a 6.4% increase driven by Soft drinks (+6.2%) and the Juices, Waters and Beer segment (+10.8%). Net Sales reached Ch$311,901 million (-13.9%).  Cost of Sales per unit case and SG&As decreased 17.1% and 22.5%, in both cases due to the effect upon translation of figures in addition to the same reasons set forth for the quarter. Operating Income decreased 5.1%, amounting to Ch$56,988 million also mainly due to the effect upon translation of figures. Operating Margin was 18.3% (+170 basis points). EBITDA amounted to Ch$66,283 million, a decrease of 10.4%.  EBITDA Margin was 21.3% (+90 basis points).

ARGENTINA

Fourth Quarter 2009: The Argentine peso devalued 14% on average. With respect to the end of period closing exchange rate of the Chilean peso it devalued 30%, resulting in a negative accounting impact over income and a positive impact over costs and expenses upon translation of figures for consolidation, in the end, having a negative impact over results.
Full year ended December 31, 2009: Te Argentine peso devalued 18% on average. With respect to the end of period closing exchange rate of the Chilean peso it devalued 32%, resulting in a negative accounting impact over income and a positive impact over costs and expenses  upon translation of figures for consolidation, in the end, having a negative impact over results.
For a better understanding of the operation in Argentina, we include a chart based on nominal local currency for the fourth quarter and full year ended December 31, 2009.

Fourth Quarter 2009 vs. Fourth Quarter 2008

Sales Volume for the quarter decreased 1.7% reaching 34.8 million unit cases. Soft drinks volumes decreased 3.4% and the Juices and Waters categories increased 116%. Our volume market share for soft drinks increased to 54.2% during the quarter, the highest level during the last six years. Lower volumes are mainly explained by the moderate private consumption recorded in all economic sectors of Argentina. During this quarter, our newly built juice plant in Córdoba began operations.  Additionally we launched Aquarius (non-carbonated beverage with 10% fruit juice) grape and orange flavored.

Net Sales reached Ch$46,851 million; a decrease of 21.5% explained by the effect upon translation of figures which more than offset price adjustments above inflation affecting our costs.

Cost of Sales per unit case decreased 25.1%, mainly explained by the effect upon translation of figures and lower sugar and PET resin prices; all of which was partially offset by: (i) increased concentrate costs (due to higher prices), (ii) increased labor costs, and (iii) the effect of U.S. dollar denominated raw materials due to the devaluation of the Argentine peso during the period.

SG&A expenses decreased 25.2% mainly due to the effect upon translation of figures and offset by increased salaries, freight costs and advertising investments carried out during the period as a result of the new product launching and a stronger advertising effort focused on the Juices and Isotonic segment.

The Increase in local prices, translation of figures along with the effects upon costs and expenses resulted in a 10.2% improvement of Operating Income, which amounted to Ch$8,094 million. Operating Margin was 17.3% (+500 basis points).

EBITDA reached Ch$9,969 million, an increase of 10.9%. EBITDA Margin was 21.3% (+620 basis points).

Full Year ended December 31, 2009 vs. Full Year ended December 31, 2008

Sales Volume for the Full Year ended December 31, 2009 reached 120.9 million unit cases, a decrease of 0.9%. Net Sales reached Ch$160,108 million (-20.0%). Cost of Sales per unit case decreased 24.0% and SG&A expenses decreased 17.4%, for the same reasons set forth during the quarter.  Operating Income amounted to Ch$21,437 million, a decrease of 1.0%. Operating Margin was 13.4% (+260 basis points). EBITDA reached Ch$28,516 million, a decrease of 3.7%.  EBITDA Margin was 17.8% (+300 basis points).

NON-OPERATING RESULTS

Full Year ended December 31, 2009 vs. Full Year ended December 31, 2008

Non-Operating Results totaled a loss of (Ch$10,755) million, which compares positively to a higher accumulated loss of (Ch$18,189) million recorded during 2008. This decreased loss in the non-operating result line is best explained by:

•	Financial Expense/Income (Net): Impacted by a positive variation resulting from losses in financial hedging agreements that took place during 2008. This was offset by the exchange rate difference.

•
Other Non-Operating Income/Expenses: Resulted in a lower loss compared to the previous period explained by reversals against earnings from the conversion adjustment reserve realized during 2008, because of dividends received from foreign subsidiaries and other one-off effects.

•	An increase tax payment because earnings come mainly from Argentina and Brazil with income tax rates of 35% and 34% respectively, and due to the extinction of tax loss carry forwards from Brazil.

Finally, Net Income amounted to Ch$86,918 million, representing a 6.2% decrease and Net Margin was 11.7% an increase of 40 basis points.

ANALYSIS OF THE BALANCE SHEET

As of December 31, 2009, the Company’s Net Cash Position amounted to US$120.2 million. Accumulated excess cash is invested in short-term time deposits with top of the line banks and money markets.
The Company holds 44.1% of its financial assets in UFs*, 35.0% in Chilean pesos, 16.4% in Brazilian reais, 4.1% in U.S. dollars, and 0.4% in Argentine pesos. Total financial assets amounted to US$272.8 million.
Financial debt level as of December 31, 2009 amounted to US$152.7 million, 98.9% of which is UF-denominated, 0.5% in Argentine pesos, and 0.6% is in Brazilian reais.
_______________________
*Unidad de Fomento. Chilean peso-denominated monetary unit daily indexed to the Chilean inflation rate of the previous month.

II.       Main Indicators

The main indicators contained in the table reflect for both periods the solid financial position and profitability of Embotelladora Andina S.A.

INDICATORS	Unit	Dec-09	Dec-08	Variance
LIQUIDITY
Current Ratio	Times	2.13	1.96	0.17
Acid Tests	Times	1.84	1.72	0.12
Working Capital	MCh$	36,516	16,618	20,385
ACTIVITY
Investments	MCh$	49,763	65,068	(15,306)
Inventory turnover	Times	12.46	15.44	-2.99
Days of inventory on hand	Days	28.90	23.31	5.59
INDEBTEDNESS
Debt to equity ratio	%	73.88%	73.06%	0.82%
Short-term liabilities to total liabilities	%	51.18%	51.43%	-0.24%
Long-term liabilities to total liabilities	%	48.82%	48.57%	0.24%
Interest charges coverage ratio	Times	38.52	37.01	1.51
PROFITABILITY
Return over equity	%	25.76%	29.07%	-3.31%
Return over total assets	%	14.85%	16.01%	-1.16%
Return over operating assets	%	29.66%	32.89%	-3.23%
Operating income	MCh$	130,061	135,458	(5,397)
Operating margin	%	17.50%	16.47%	1.03%
EBITDA (1)	MCh$	159,412	164,871	(5,459)
EBITDA margin	%	21.45%	20.04%	1.41%
Dividends payout ratio - Serie A shares	%	5.43%	7.67%	-2.24%
Dividends payout ratio - Serie B shares	%	4.95%	6.96%	-2.01%

1Earnings before income taxes, interests, depreciation, amortization, and extraordinary items.

Liquidity indicators reflect the Company’s solid financial position and profitability for both periods.

Liquidity indicators improve given a decreased short-term debt. Indicators of indebtedness remain stable with a debt/capital structure as of December 2009 remaining similar to that of  the previous period. During the period net financial expenses amounted to Ch$3,179 million and earnings before interests and taxes amounted to Ch$122,466 million, achieving an interest coverage of 38.5 times.

At the closing of the period, ended December 31, 2009, operating profitability indicators were affected by the reasons explained in paragraph I.

III.           Analysis of Book Values and Present Value of Assets

With respect to the Company’s main assets the following should be noted:

Given the high rotation of the items that compose working capital, book values of current assets are considered to represent market values.

Fixed asset values in the Chilean companies are presented at restated acquisition cost. In the foreign companies, fixed assets are valued in accordance with Technical Bulletin N° 64 issued by the Chilean Institute of Accountants (controlled in historical dollars).

Depreciation is estimated over the restated value of assets along with the remaining useful economic life of each asset.

All fixed assets that are considered available for sale are held at their respective market values.

Investments in shares, in situations where the Company has a significant influence on the issuing company, are presented following the equity method. The Company’s participation in the results of the issuing company for each year has been recognized on an accrual basis, and unrealized results on transactions between related companies have been eliminated.

Summarizing, assets are valued in accordance with generally accepted accounting standards in Chile and the instructions provided by the Chilean Securities Commission, as shown in Note 2 of the Financial Statements.

IV.	Analysis of the Main Components of Cash Flow

	Dec-2009	Dec-2008	Variation MCh$	Variation %
	MCh$	MCh$
Operating	122,052	155,179	(33,127)	-21%
Financing	(67,532)	(77,471)	9,939	13%
Investment	(72,136)	(73,266)	1,130	2%
Net cash flow for the Period	(17,616)	4,442	-22,058	497%

The Company generated a negative net cash flow of MCh$17,616 during this period, analyzed as follows:

Operating activities generated a positive cash flow of MCh$122,052 representing a negative variation of MCh$33,127 mainly explained by higher financial income resulting from the liquidation of cross currency swap agreements during 2008 which did not occur during 2009, partially offset by lower collections from clients and lower payments to suppliers and employees.

Financing activities generated a negative cash flow of MCh$67,532; with a positive variation of MCh$9,939 regarding the previous year, mainly due to lower additional dividend payments during 2009 with respect to the previous year.

Investment activities generated a negative cash flow of MCh$72,136 with a positive variation of MCh$21,130 regarding the previous year, mainly due to lower additions to property, plant and equipment during 2009 with respect to the previous year that are partially offset by increased investments in financial instruments during 2009.

V.           Analysis Of Market Risk

Interest Rate Risk

As of December 31, 2009 and 2008, the Company held 100% of its debt obligations at fixed-rates. Consequently, the risk of market interest rate fluctuations regarding the Company’s cash flow remains low.

Foreign Currency Risk

Income generated by the Company is linked to the currencies of the markets in which it operates, and for this period, it was composed as follows:

Chilean peso:                                     37%
Brazilian real:                                      42%
Argentine peso:                                 21%

Since the Company’s sales are not linked to the United States dollar, the policy adopted for managing foreign exchange risk, this is the mismatch between assets and liabilities denominated in a given currency, has been to maintain financial investments in dollar-denominated instruments, for an amount at least equivalent to the dollar-denominated liabilities.

Additionally, it is Company policy to maintain foreign currency hedge agreements to lessen the effects of exchange risk in cash expenditures expressed in US dollars, which mainly correspond to payment to suppliers of raw materials.

Accounting exposure of foreign subsidiaries (Brazil and Argentina) for the difference between monetary assets and liabilities, hence, denominated in local currency, and therefore, exposed to risks upon translation to the US dollar, are only covered when it is foreseen that it will result in significant negative differences and when the associated cost of said coverage is deemed reasonable by management.

Commodity Risks

The Company faces the risk of price changes in the international markets for sugar, aluminum, and PET resin, all of which are necessary raw materials for preparing beverages, and that altogether represent between 35% and 40% of our operating costs. In order to minimize and/or stabilize such risk, supply contracts and advanced purchases are negotiated when market conditions are favorable. Likewise, commodity-hedging instruments have also been utilized.

********

This document may contain forward-looking statements reflecting Embotelladora Andina’s good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance.  Among the factors that can cause performance to differ materially are: political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina’s periodic reports filed with relevant regulatory institutions.

Material Events

During the period between January 1, 2009 and December 31, 2009, the following material events were filed:

1.      Appointment of new General Manager of Chilean Soft Drinks Operation

The Board of Directors of Embotelladora Andina S.A. has appointed Mr. Abel Bouchon Silva as new General Manager of the Chilean Soft Drink Operation.  Mr. Bouchon will begin office on March 1, 2009.

2.      New Subsidiary Incorporated

The Board of Directors of Embotelladora Andina S.A. has agreed to incorporate a new subsidiary corporation to be engaged in the industrial and commercial areas. Its corporate capital will be Ch$10,000.000, and 99% of its capital stock will be owned by Embotelladora Andina S.A.

3.	Regular Shareholders’ Meeting

During the Regular Shareholders’ Meeting held April 14, 2009, the following was resolved:

I.	Renewal of Board of Directors as follows:

Director	Alternate Director
Juan Claro González (Chairman)	Ernesto Bertelsen Repetto
Gonzalo Said Handal (Vice Chairman)	Jose Maria Eyzaguirre Baeza
José Antonio Garcés Silva (junior)	Patricio Parodi Gil
Arturo Majlis Albala	Cristian Alliende Arriagada
Salvador Said Somavia	José Domingo Eluchans Urenda
Bryan J. Smith	Jorge Hurtado Garretón
Heriberto Urzúa Sánchez	Gonzalo Parot Palma

II.	Distribution of Final Dividend Nº 165 on account of the fiscal year ending December 31, 2008:

a) Ch$14.13 (Fourteen pesos and 13/100) per Series A Shares and;
b) Ch$15.543 (Fifteen pesos and 543/100) per Series B Shares

Payment began on April 30, 2009

III.	Distribution of Additional Dividend Nº 166 on account of the Retained Earnings Fund.

a) Ch$43.00 (forty three pesos) per each Series A share and;
b) Ch$47.30 (forty-seven pesos and 30/100) per each Series B share.

Payment began May 28, 2009.

4.	Interim Dividend

Distribution of Interim Dividend Nº 167 on account of the fiscal year ending December 31, 2009:

a)	Ch$7.00 (seven pesos) per each Series A share and;
b)	Ch$7.70 (seven pesos and 70/100) per each Series B share.

Payment began July 30, 2009.

5.	Interim Dividend

Distribution of Interim Dividend Nº 168 on account of the fiscal year ending December 31, 2009:

a)	Ch$7.00 (seven pesos) per each Series A share and;
b)	Ch$7.70 (seven pesos and 70/100) per each Series B share.

Payment began October 28, 2009.

6.	Interim Dividend

Distribution of Interim Dividend Nº 169 on account of the fiscal year ending December 31, 2009:

a)	Ch$7.00 (seven pesos) per each Series A share and;
b)	Ch$7.70 (seven pesos and 70/100) per each Series B share.

Payment began January 28, 2010.

7.	Related Party Policies

At an extraordinary session held December 24, 2009, the Board of Directors approved a general policy regarding normal business with related companies, which fall within their corporate purpose and are aimed towards contributing to the company’s interest, adjusting to the price, terms, and conditions prevailing in the market.

Embotelladora Andina S.A.
Fourth Quarter Results for the period ended December 31, Chilean GAAP
(In million constant 12/31/09 Chilean Pesos, except per share)

	Fourth Quarter 2009				Fourth Quarter 2008
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	44.9	55.5	34.8	135.3	44.6	49.8	35.4	129.7	4.3%
Soft Drinks	37.7	51.9	33.7	123.3	38.0	47.1	34.9	120.0	2.8%
Mineral Water	2.7	0.9	0.8	4.4	2.4	0.6	0.2	3.2	38.3%
Juices	4.5	1.6	0.3	6.4	4.2	1.0	0.3	5.5	16.1%
Beer	NA	1.2	NA	1.2	NA	1.1	NA	1.1	7.5%

NET SALES	81,590	108,432	46,851	236,874	77,843	83,139	59,703	219,722	7.8%
COST OF SALES	(44,507)	(55,795)	(25,035)	(125,337)	(42,402)	(43,835)	(34,010)	(119,285)	5.1%
GROSS PROFIT	37,084	52,638	21,816	111,537	35,441	39,304	25,693	100,438	11.1%
Gross Margin	45.5%	48.5%	46.6%	47.1%	45.5%	47.3%	43.0%	45.7%
SELLING AND ADMINISTRATIVE EXPENSES	(16,283)	(27,417)	(13,722)	(57,422)	(16,428)	(23,981)	(18,347)	(58,756)	-2.3%
CORPORATE EXPENSES (4)	0	0	0	(1,448)	0	0	0	(888)	63.2%
OPERATING INCOME	20,800	25,221	8,094	52,666	19,013	15,323	7,346	40,794	29.1%
Operating Margin	25.5%	23.3%	17.3%	22.2%	24.4%	18.4%	12.3%	18.6%
EBITDA (1)	24,395	27,122	9,969	60,038	22,740	18,750	8,993	49,596	21.1%
Ebitda Margin	29.9%	25.0%	21.3%	25.3%	29.2%	22.6%	15.1%	22.6%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				(1,307)				(3,948)	-66.9%
RESULTS FROM AFFILIATED				540				1,224	-55.9%
AMORTIZATION OF GOODWILL				(1,524)				(1,859)	-18.1%
OTHER INCOME/(EXPENSE)				258				(2,454)	110.5%
PRICE LEVEL RESTATEMENT (3)				(5,201)				11,941	-143.6%
NON-OPERATING RESULTS				(7,233)				4,904	-247.5%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				45,433				45,699	-0.6%

INCOME TAXES				(12,723)				(7,256)	75.4%
MINORITY INTEREST				(1)				(1)	NA
AMORTIZATION OF NEGATIVE GOODWILL				0				0	NA
NET INCOME				32,709				38,442	-14.9%
Net Margin				13.8%				17.5%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				43.0				50.6
EARNINGS PER ADS				258.1				303.4	-14.9%
(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts + Exchange rate gains & losses.
(4) Corporate expenses partially reclassified to the operations.

Embotelladora Andina S.A.
Fourth Quarter Results for the period ended December 31, Chilean GAAP
(In million nominal US$, except per share)

	Exch. Rate :	$ 507.10				Exch. Rate :	$ 636.45

	Fourth Quarter 2009				Fourth Quarter 2008
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	44.9	55.5	34.8	135.3	44.6	49.8	35.4	129.7	4.3%
Soft Drinks	37.7	51.9	33.7	123.3	38.0	47.1	34.9	120.0	2.8%
Mineral Water	2.7	0.9	0.8	4.4	2.4	0.6	0.2	3.2	38.3%
Juices	4.5	1.6	0.3	6.4	4.2	1.0	0.3	5.5	16.1%
Beer	NA	1.2	NA	1.2	NA	1.1	NA	1.1	7.5%

NET SALES	160.9	213.8	92.4	467.1	125.2	133.7	96.0	353.4	32.2%
COST OF SALES	(87.8)	(110.0)	(49.4)	(247.2)	(68.2)	(70.5)	(54.7)	(191.8)	28.8%
GROSS PROFIT	73.1	103.8	43.0	220.0	57.0	63.2	41.3	161.5	36.2%
Gross Margin	45.5%	48.5%	46.6%	47.1%	45.5%	47.3%	43.0%	45.7%
SELLING AND ADMINISTRATIVE EXPENSES	(32.1)	(54.1)	(27.1)	(113.2)	(26.4)	(38.6)	(29.5)	(94.5)	19.8%
CORPORATE EXPENSES (4)	0.0	0.0	0.0	(2.9)	0.0	0.0	0.0	(1.4)	100.1%
OPERATING INCOME	41.0	49.7	16.0	103.9	30.6	24.6	11.8	65.6	58.3%
Operating Margin	25.5%	23.3%	17.3%	22.2%	24.4%	18.4%	12.3%	18.6%
EBITDA (1)	48.1	53.5	19.7	118.4	36.6	30.2	14.5	79.8	48.4%
Ebitda Margin	29.9%	25.0%	21.3%	25.3%	29.2%	22.6%	15.1%	22.6%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				(2.6)				(6.3)	-59.4%
RESULTS FROM AFFILIATED				1.1				2.0	-45.9%
AMORTIZATION OF GOODWILL				(3.0)				(3.0)	0.5%
OTHER INCOME/(EXPENSE)				0.5				(3.9)	112.9%
PRICE LEVEL RESTATEMENT (3)				(10.3)				19.2	-153.4%
NON-OPERATING RESULTS				(14.3)				7.9	-280.9%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				89.6				73.5	21.9%

INCOME TAXES				(25.1)				(11.7)	115.0%
MINORITY INTEREST				(0.0)				(0.0)	NA
AMORTIZATION OF NEGATIVE GOODWILL				0.0				0.0	NA
NET INCOME				64.5				61.8	4.3%
Net Margin				13.8%				17.5%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				0.08				0.08
EARNINGS PER ADS				0.51				0.49	4.3%
(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts + Exchange rate gains & losses.
(4) Corporate expenses partially reclassified to the operations.

Embotelladora Andina S.A.
Twelve Months Results for the period ended December 31, Chilean GAAP
(In million constant 12/31/09 Chilean Pesos, except per share)

	January-December 2009				January-December 2008
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	152.4	185.3	120.9	458.6	150.8	174.0	122.0	446.9	2.6%
Soft Drinks	128.0	173.6	117.9	419.6	127.6	163.5	120.2	411.2	2.0%
Mineral Water	8.1	2.6	1.7	12.3	7.7	2.6	1.1	11.4	8.4%
Juices	16.3	5.0	1.3	22.6	15.5	3.7	0.8	20.1	12.6%
Beer	NA	4.1	0.0	4.1	NA	4.2	0.0	4.2	-2.5%

NET SALES	272,344	311,901	160,108	743,116	263,910	362,205	200,042	822,571	-9.7%
COST OF SALES	(155,270)	(170,242)	(89,082)	(413,356)	(147,299)	(192,891)	(118,362)	(454,967)	-9.1%
GROSS PROFIT	117,074	141,660	71,026	329,760	116,611	169,313	81,680	367,604	-10.3%
Gross Margin	43.0%	45.4%	44.4%	44.4%	44.2%	46.7%	40.8%	44.7%
SELLING AND ADMINISTRATIVE EXPENSES	(61,503)	(84,672)	(49,589)	(195,764)	(60,035)	(109,283)	(60,036)	(229,356)	-14.6%
CORPORATE EXPENSES (4)	0	0	0	(3,934)	0	0	0	(2,792)	40.9%
OPERATING INCOME	55,570	56,988	21,437	130,061	56,576	60,030	21,644	135,458	-4.0%
Operating Margin	20.4%	18.3%	13.4%	17.5%	21.4%	16.6%	10.8%	16.5%
EBITDA (1)	70,049	66,283	28,516	160,913	71,575	73,958	29,626	172,367	-6.6%
Ebitda Margin	25.7%	21.3%	17.8%	21.7%	27.1%	20.4%	14.8%	21.0%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				(2,479)				(15,338)	-83.8%
RESULTS FROM AFFILIATED				1,853				1,811	2.3%
AMORTIZATION OF GOODWILL				(6,094)				(7,437)	-18.1%
OTHER INCOME/(EXPENSE)				(1,109)				(5,880)	-81.1%
PRICE LEVEL RESTATEMENT (3)				(2,946)				8,654	-134.0%
NON-OPERATING RESULTS				(10,775)				(18,189)	-40.8%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				119,286				117,269	1.7%

INCOME TAXES				(32,366)				(24,612)	31.5%
MINORITY INTEREST				(2)				(2)	NA
AMORTIZATION OF NEGATIVE GOODWILL				0				0	NA
NET INCOME				86,918				92,655	-6.2%
Net Margin				11.7%				11.3%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				114.3				121.9
EARNINGS PER ADS				685.9				731.2	-6.2%
(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts + Exchange rate gains & losses.
(4) Corporate expenses partially reclassified to the operations.

Embotelladora Andina S.A.
Twelve Months Results for the period ended December 31, Chilean GAAP
(In million constant 12/31/09 Chilean Pesos, except per share)

	Exch. Rate :	$ 507.10				Exch. Rate :	$ 636.45

	January-December 2009				January-December 2008
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	152.4	185.3	120.9	458.6	150.8	174.0	122.0	446.9	2.6%
Soft Drinks	128.0	173.6	117.9	419.6	127.6	163.5	120.2	411.2	2.0%
Mineral Water	8.1	2.6	1.7	12.3	7.7	2.6	1.1	11.4	8.4%
Juices	16.3	5.0	1.3	22.6	15.5	3.7	0.8	20.1	12.6%
Beer	NA	4.1	0.0	4.1	NA	4.2	0.0	4.2	-2.5%

NET SALES	537.1	615.1	315.7	1,465.4	424.4	582.5	321.7	1,322.9	10.8%
COST OF SALES	(306.2)	(335.7)	(175.7)	(815.1)	(236.9)	(310.2)	(190.4)	(731.7)	11.4%
GROSS PROFIT	230.9	279.4	140.1	650.3	187.5	272.3	131.4	591.2	10.0%
Gross Margin	43.0%	45.4%	44.4%	44.4%	44.2%	46.7%	40.8%	44.7%
SELLING AND ADMINISTRATIVE EXPENSES	(121.3)	(167.0)	(97.8)	(386.0)	(96.5)	(175.8)	(96.6)	(368.9)	4.7%
CORPORATE EXPENSES (4)	0.0	0.0	0.0	(7.8)	0.0	0.0	0.0	(4.5)	72.8%
OPERATING INCOME	109.6	112.4	42.3	256.5	91.0	96.5	34.8	217.8	17.7%
Operating Margin	20.4%	18.3%	13.4%	17.5%	21.4%	16.6%	10.8%	16.5%
EBITDA (1)	138.1	130.7	56.2	317.3	115.1	118.9	47.6	277.2	14.5%
Ebitda Margin	25.7%	21.3%	17.8%	21.7%	27.1%	20.4%	14.8%	21.0%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				(4.9)				(24.7)	-80.2%
RESULTS FROM AFFILIATED				3.7				2.9	25.5%
AMORTIZATION OF GOODWILL				(12.0)				(12.0)	0.5%
OTHER INCOME/(EXPENSE)				(2.2)				(9.5)	-76.9%
PRICE LEVEL RESTATEMENT (3)				(5.8)				13.9	-141.7%
NON-OPERATING RESULTS				(21.2)				(29.3)	-27.4%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				235.2				188.6	24.7%

INCOME TAXES				(63.8)				(39.6)	61.3%
MINORITY INTEREST				(0.0)				(0.0)	NA
AMORTIZATION OF NEGATIVE GOODWILL				0.0				0.0	NA
NET INCOME				171.4				149.0	15.0%
Net Margin				11.7%				11.3%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				0.23				0.20
EARNINGS PER ADS				1.35				1.18	15.0%
(1) : Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts + Exchange rate gains & losses.
(4) Corporate expenses partially reclassified to the operations.

Embotelladora Andina S.A.
Consolidated Balance Sheet
(In million of constant 12/31/09 Chilean Pesos)

ASSETS	12/31/2009	12/31/2008	%Ch	LIABILITIES & SHAREHOLDERS' EQUITY	12/31/2009	12/31/2008	%Ch

Cash + Time deposits + market. Securit.	135,136	126,244	7.0%	Short term bank liabilities	373	5,686	-93.4%
Account receivables (net)	79,920	73,962	8.1%	Current portion of long term bank liabilities	242	221	0.0%
Inventories	36,222	30,153	20.1%	Current portion of bonds payable	3,118	1,708	82.5%
Other current assets	19,698	18,417	7.0%	Trade accounts payable and notes payable	88,265	87,804	0.5%
Total Current Assets	270,975	248,776	8.9%	Other liabilities	35,284	31,684	11.4%
				Total Current Liabilities	127,283	127,103	0.1%
Property, plant and equipment	666,098	709,050	-6.1%
Depreciation	(461,601)	(490,519)	-5.9%	Long term bank liabilities	201	404	-50.3%
Total Property, Plant, and Equipment	204,497	218,531	-6.4%	Bonds payable	73,484	76,255	-3.6%
				Other long term liabilities	47,695	43,375	10.0%
Investment in related companies	31,165	30,594	1.9%	Total Long Term Liabilities	121,380	120,034	1.1%
Investment in other companies	135	128	5.3%
Goodwill	46,094	63,768	-27.7%	Minority interest	10	11	-8.2%
Other long term assets	32,386	23,636	37.0%
Total Other Assets	109,780	118,126	-7.1%	Stockholders' Equity	336,579	338,285	-0.5%

TOTAL ASSETS	585,252	585,433	0.0%	TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	585,252	585,433	0.0%

Financial Highlights
(In million of constant 12/31/09 Chilean Pesos)

	Year to Date
ADDITIONS TO FIXED ASSETS	12/31/2009	12/31/2008		DEBT RATIOS	12/31/2009	12/31/2008

Chile	22,876	24,784		Financial Debt / Total Capitalization	0.19	0.20
Brazil	19,231	33,066		Financial Debt / EBITDA L12M	0.48	0.49
Argentina	7,656	7,218		EBITDA L12M / Interest Expense (net) L12M	22.03	18.61
	49,763	65,068		L12M: Last twelve months

* As of December 31, 2009, the Company registered a positive net cash position of US$ 120,2 million. Total debt amounted to US$ 152,6 million.
Total Cash amounted to US$ 272,8 million.

Embotelladora Andina S.A.
Twelve Months Results for the period ended December 31, 2009 Local GAAP
(In nominal local currency of each period)

	January - December 2009			January - December 2008
	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Chile Million Ch$	Brazil Million R$	Argentina Million AR$
TOTAL BEVERAGES VOLUME (Million UC)	152.4	185.3	120.9	150.8	174.0	122.0
Soft Drinks	128.0	173.6	117.9	127.6	163.5	120.2
Mineral Water	8.1	2.6	1.7	7.7	2.6	1.1
Juices	16.3	5.0	1.3	15.5	3.7	0.8
Beer	NA	4.1	0.0	NA	4.2	0.0
NET SALES SOFT DRINKS	225,313	1,081.8	1,079.9	216,145	958.7	936.9
NET SALES OTHER	47,561	122.0	34.1	43,208	104.2	18.6
NET SALES PACKAGING			61.6			66.2
NET SALES	272,875	1,203.9	1,175.6	259,353	1,062.9	1,021.7
COST OF SALES	(155,712)	(666.7)	(641.4)	(144,660)	(572.8)	(594.1)
GROSS PROFIT	117,162	537.1	534.2	114,693	490.1	427.6
Gross Margin	42.9%	44.6%	45.4%	44.2%	46.1%	41.9%
SELLING AND ADMINISTRATIVE EXPENSES	(61,464)	(333.5)	(361.4)	(58,641)	(318.5)	(305.3)
OPERATING INCOME	55,699	203.6	172.8	56,052	171.6	122.3
Operating Margin	20.4%	16.9%	14.7%	21.6%	16.1%	12.0%
EBITDA1	70,178	255.5	210.9	71,404	219.2	152.5
Ebitda Margin	25.7%	21.2%	17.9%	27.5%	20.6%	14.9%

Embotelladora Andina S.A.
Fourth Quarter Results for the period ended December 31, 2009 Local GAAP
(In nominal local currency of each period)

	Forth Quarter 2009			Fourth Quarter 2008
	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Chile Million Ch$	Brazil Million R$	Argentina Million AR$
TOTAL BEVERAGES VOLUME (Million UC)	44.9	55.5	34.8	44.6	49.8	35.4
Soft Drinks	37.7	51.9	33.7	38.0	47.1	34.9
Mineral Water	2.7	0.9	0.8	2.4	0.6	0.2
Juices	4.5	1.6	0.3	4.2	1.0	0.3
Beer	NA	1.2	NA	NA	1.1	NA
NET SALES SOFT DRINKS	67,520	334.9	324.8	66,413	277.0	295.6
NET SALES OTHER	14,230	37.1	12.5	13,125	28.5	6.0
NET SALES PACKAGING			15.1			18.9
NET SALES	81,751	372.0	352.4	79,538	305.5	320.5
COST OF SALES	(44,638)	(193.6)	(184.8)	(43,221)	(170.7)	(182.1)
GROSS PROFIT	37,113	178.4	167.6	36,317	134.8	138.4
Gross Margin	45.4%	47.9%	47.6%	45.7%	44.1%	43.2%
SELLING AND ADMINISTRATIVE EXPENSES	(16,315)	(96.9)	(102.3)	(17,248)	(74.8)	(98.2)
OPERATING INCOME	20,797	81.4	65.3	19,068	59.9	40.2
Operating Margin	25.4%	21.9%	18.5%	24.0%	19.6%	12.5%
EBITDA1	24,447	95.7	75.1	23,088	71.4	49.3
Ebitda Margin	29.9%	25.7%	21.3%	29.0%	23.4%	15.4%
1EBITDA: Operating Income + Depreciation
Chile results do not consider corporate expenses

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

                                                      EMBOTELLADORA ANDINA S.A.

                                                      By: /s/ Osvaldo Garay
                                                      Name:   Osvaldo Garay
                                                      Title:    Chief Financial Officer
Santiago, March 9, 2010